UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2022.

Commission File Number: 001-38763

MILLICOM INTERNATIONAL CELLULAR S.A.

(Exact Name of Registrant as Specified in Its Charter)

2, Rue du Fort Bourbon,

L-1249 Luxembourg

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO FURNISHED MATERIAL

Item
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1.	Press release dated February 11, 2022

2.	Unaudited Interim Condensed Consolidated Financial Statements for the three-month period and year ended December 31, 2021

Item 1

Earnings Release Q4 2021

Luxembourg, February 11, 2022

Strong finish to a solid 2021

Group highlights Q4 2021

The financial highlights discussed and summarized in the table below are presented on an IFRS basis and therefore do not include our results from our Honduras joint venture. Since acquiring the remaining 45% equity interest on November 12, 2021 we fully consolidate our Guatemala business in our consolidated financial statements.

•	Revenue up 23.7% to $1,347 million, reflecting positive growth from most countries and business units as well as the consolidation of Guatemala since November 12, which added $220 million of revenue.

•	Operating profit of $212 million up 71.7% year-on-year reflects strong revenue growth and cost control, as well as the impact of higher depreciation and other expenses in Q4 of 2020.

•	Net profit of $643 million, $6.41 per share, including a $670 million gain on acquisition from the revaluation of the Guatemala business. Excluding this gain, net loss would have been $27 million, an improvement compared to a net loss of $56 million in Q4 2020.

Financial highlights ($ millions)	Q4 2021	Q4 2020	% change	FY 2021	FY 2020	% change
Revenue	1,347	1,088	23.7%	4,617	4,171	10.7%
Operating Profit	212	123	71.7%	659	446	47.5%
Net profit/(loss)	643	(56)	NM	590	(344)	NM

Latin America segment highlights1 – Q4 2021

Our Latin America (“Latam”) segment includes our Guatemala and Honduras joint ventures as if they were fully consolidated. The acquisition of the remaining 45% equity interest in our Guatemala joint venture business on November 12, 2021, had no impact on the way we present our Latin America segment, as the segment already included our operations in Guatemala as if it was fully consolidated.

•	Service revenue up 5.7% organically year-on-year, the fourth consecutive quarter of growth and making it 6.7% for the full year.

•	Home led with growth up 10.0%, fuelled by record HFC customer net additions of 415,000 in 2021.

•	Consumer mobile service revenue grew 4.2% organically, as growth accelerated to nearly 13% in Colombia.

•	B2B grew 3.3% organically, the strongest performance of 2021, led by double-digit growth in Panama and El Salvador in Q4.

•	Underlying OCF in 2021 was $1.45 billion, ahead of our target of at least $1.40 billion.

Latam segment highlights ($ millions)	Q4 2021	Q4 2020	% change	Organic % change	FY 2021	FY 2020	% change	Organic % change
Revenue	1,597	1,534	4.1%	5.1%	6,220	5,843	6.4%	6.9%
Service Revenue	1,458	1,394	4.6%	5.7%	5,716	5,377	6.3%	6.7%
EBITDA	617	634	(2.7)%	0.4%	2,498	2,360	5.9%	6.7%
EBITDA Margin	38.7%	41.3%	(2.7) pt		40.2%	40.4%	(0.2) pt
Capex	417	358	16.4%		1,111	941	18.0%
OCF (EBITDA – Capex)	200	276	(27.4)%	(18.6)%	1,387	1,418	(2.2)%	(0.5)%

_______________

1 Service revenue, EBITDA, EBITDA margin, Capex, OCF and Organic growth are non-IFRS measures. See page 13 for a description of these measures and for reconciliations to the nearest equivalent IFRS measures.

Earnings Release Q4 2021

Millicom Chief Executive Officer Mauricio Ramos commented:

"In 2021, we accelerated our investments to meet the heightened demand for connectivity we see in our markets. The immediate impact of this investment is impressive: robust customer growth, including record 1.1 million postpaid mobile and 415,000 cable subscriber net additions, all reflecting the quality of our networks and the strength of our brand. As a result, our service revenue and EBITDA grew 6.7%, our fastest organic growth rate in years.

We continued to invest to support the growth of our cable business, which now represents 40% of our Latam service revenue and grew 9.3% in 2021, and we also deployed capital to gain scale in the Colombian mobile market, leading to a significant acceleration in customer and revenue growth during the second half of the year and positioning us for continued rapid growth and improved profitability in that market in 2022. Finally, we acquired the remaining 45% equity interest in our Guatemala operations in a highly accretive transaction.

During the past year, we made great strides toward significantly advancing our ESG agenda. On climate, we have submitted Near-Term Science-Based Targets, and we have action plans that will allow us to meet these goals. Meanwhile, we have continued to strengthen employee engagement and maintained our position as the top ranked telco in the region in the 2021 Great Place to Work survey.

With a clear sense of purpose, the passion of our Sangre Tigo, world-class governance, as well as robust networks and a thriving brand, we have built a solid foundation upon which to deliver sustainable growth and shareholder value creation in 2022 and for years to come."

Outlook

In 2022, we plan to accelerate expansion of our fixed network to reach one million additional homes, of which over half are expected to be deployed using fiber-to-the-home (FTTH) technology. We expect the cost of this accelerated network deployment will be more than offset by a moderation of our investments in our mobile networks, as we are now in the final stages of significant modernization and expansion projects undertaken over the past 24 months.

We expect these investments will help sustain solid organic service revenue, EBITDA and operating cash flow growth. Specifically, we are targeting organic OCF growth of around 10% per year over the next three years2 on average, reflecting expected mid-single-digit organic service revenue growth and annual capex of around $1.0 billion.

Subsequent Events

On January 27, 2022, our principal subsidiary in Guatemala, Comcel, completed the issuance of a new 10-year $900 million Bond with a coupon of 5.125%. Proceeds from this bond as well as cash were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in our Tigo Guatemala operations. As of February 8, 2022, a balance of $450 million remained unpaid under the initial $2.15 billion bridge loan agreement.

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2 Rebased to reflect our reporting under IFRS scope, which excludes Honduras, and the planned disposal of our remaining African business.

Earnings Release Q4 2021

On January 13, 2022, we completed the issuance of a new 5-year sustainability bond raising SEK 2.25 billion (approximately $252 million) at a fully swapped rate of SOFR plus 3.496%. Proceeds will be used to fund investments in accordance with the Company's sustainability framework. This bond has been fully hedged against foreign exchange fluctuations.

Group Quarterly Financial Review - Q4 2021

In Q4 2021, group revenue increased 23.7% year-on-year to $1,347 million due to strong customer growth in all business lines and countries and the consolidation of our Guatemala operations beginning on November 12, 2021, compared to a softer top line in some parts of the business due to the negative impact of the COVID-19 in Q4 2020 and due to the impact of currency translation. Cost of sales increased 31.5% in Q4 2021 compared to Q4 2020, due to the effect of lower bad debt provisions in Q4 2020 and the consolidation of Guatemala.

Operating expenses increased 19.4% ($79 million) year-on-year to $483 million, reflecting increased sales and marketing costs to support customer growth in Q4 2021 as well as the consolidation of Guatemala, as compared to Q4 2020 which was impacted by lower commercial activity in our markets and weaker foreign exchange rates.

Depreciation increased 3.3% ($8 million) year-on-year to $238 million, as network modernization activities which accelerated the depreciation of older infrastructure in 2020 were offset by the consolidation of Guatemala. Amortization increased by 7.5% ($6 million) to $79 million. Our share of profits in joint ventures decreased to $25 million in Q4 2021 from $71 million in Q4 2020 due to the consolidation of our Guatemala operations which are now fully consolidated. Other operating income of $14 million compares to an expense of $43 million in Q4 2020 related to the impairment of a loan with our former Ghana joint venture.

As a result of the above factors, operating profit was $212 million in Q4 2021, up 71.7% year-on-year.

Earnings Release Q4 2021

Income statement data (IFRS)	Q4 2021	Q4 2020	% change	FY 2021	FY 2020	% change
$ millions (except EPS in $)
Revenue	1,347	1,088	23.7%	4,617	4,171	10.7%
Cost of sales	(374)	(284)	31.5%	(1,302)	(1,171)	11.1%
Gross profit	973	804	21.0%	3,316	3,000	10.5%
Operating expenses	(483)	(405)	19.4%	(1,677)	(1,505)	11.4%
Depreciation	(238)	(230)	3.3%	(878)	(890)	(1.4)%
Amortization	(79)	(74)	7.5%	(318)	(318)	0.1%
Share of net profit in joint ventures	25	71	(64.8)%	210	171	22.6%
Other operating income (expenses), net	14	(43)	NM	6	(12)	NM
Operating profit	212	123	71.7%	659	446	47.5%
Net financial expenses	(140)	(163)	(13.8)%	(507)	(611)	(17.0)%
Revaluation of previously held interests in Guatemala	670	—	NM	670	—	NM
Other non-operating income (expenses), net	(12)	41	NM	(50)	(106)	(52.8)%
Gains (losses) from other JVs and associates, net	(1)	—	NM	(39)	(1)	NM
Profit (loss) before tax	728	1	NM	732	(271)	NM
Net tax credit (expense)	(105)	(54)	93.7%	(189)	(102)	85.7%
Profit (loss) for the period from continuing ops.	623	(53)	NM	543	(373)	NM
Non-controlling interests	20	—	NM	48	41	17.1%
Profit (loss) from discontinued operations	—	(3)	(100.0)%	—	(12)	(96.1)%
Net profit (loss) for the period	643	(56)	NM	590	(344)	NM
Weighted average shares outstanding (millions)	100.30	101.20	(0.9)%	101.13	101.17	—%
EPS	6.41	(0.55)	NM	5.84	(3.40)	NM

Net financial expenses decreased $22 million year-on-year to $140 million, reflecting debt repayment and refinancing activity over the past year, and due to expenses in Q4 2020 related to the early redemption of the 2025 MICSA bond.

As a result of the acquisition of the remaining 45% shareholding in Guatemala, the Group revalued its previously held 55% investment at the fair value implied by the deal, as required under IFRS. This resulted in the recognition of a gain of $670 million with a corresponding increase in intangibles and goodwill. Other non-operating expense of $12 million reflects foreign exchange losses and compares to income of $41 million in Q4 2020.

Charges for taxes increased to $105 million in Q4 2021 from $54 million in Q4 2020. The increase was mainly due to the consolidation of our operations in Guatemala, higher profitability in the operations of the Group and a one-off tax provision in Tanzania, as well as the net effect of changes in deferred tax assets in Colombia. Non-controlling interests were a $20 million gain in Q4 2021, reflecting our partners' share of net losses in Colombia, up from $0.5 million in Q4 2020.

Earnings Release Q4 2021

As a result of these factors, net profit attributable to owners of the company was $643 million, or $6.41 per share, as compared to a net loss of $56 million ($0.55 loss per share) in Q4 2020. The weighted average number of shares during the quarter was 100.30 million, a decline of 0.9% year-on-year, as share repurchases more than offset issuance under the employee share-based compensation plans. As of December 31, 2021, we had 101,739,217 shares outstanding, including 1,538,256 held in treasury.

Cash Flow

Cash flow data ($ millions)	Q4 2021	Q4 2020	% change	FY 2021	FY 2020	% change
Operating free cash flow*	306	257	19.3%	619	657	(5.8)%
Finance charges paid, net	(84)	(95)	(11.1)%	(351)	(399)	(12.2)%
Lease interest payments, net	(31)	(40)	(23.2)%	(140)	(151)	(7.3)%
Free cash flow*	191	122	56.9%	128	106	20.5%
Dividends and advances from joint ventures	—	4	(101.2)%	13	71	(81.8)%
Dividends and advances to non-controlling interests	—	—	(100.0)%	(6)	(5)	20.7%
Equity free cash flow*	191	126	51.9%	135	172	(21.7)%
Lease principal repayments	(47)	(33)	42.7%	(137)	(116)	18.1%
Equity free cash flow after leases*	144	93	55.1%	(2)	56	(103.5)%

* Non-IFRS measures. See page 13 for a description of these measures. Please refer to page 18 of this Earnings Release or to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for the reconciliation of Operating free cash flow to the nearest IFRS measures. In prior years, equity free cash flow was calculated by including the results of Guatemala and Honduras as if fully consolidated. On that same comparable basis, equity free cash flow was $659 million in FY 2021 and $542 million in FY 2020, before lease principal repayments of $169 million in FY 2021 and $152 million in FY 2020.

During FY 2021, Operating Free Cash Flow (OFCF) was $619 million, a decrease of $38 million compared to $657 million in FY 2020. The decline was largely due to increased working capital due to better trade payables in 2020, as well as higher capex, which more than offset the increase in EBITDA during the period.

In FY 2021, dividends and advances received from our joint ventures were $13 million, compared to $71 million received in FY 2020. This reflects the decision to prioritize use of Guatemala's robust cash flow generation to reduce gross debt in Guatemala during 2021. In early 2022, we issued a new $900 million bond in Guatemala after our acquisition of the minority stake of this businesses.

Finally, dividends paid to non-controlling interests in Colombia were $6 million in FY 2021. As a result of these factors, Equity Free Cash Flow (EFCF) for FY 2021 was $135 million, as compared to $172 million in FY 2020. Further adjusting for lease principal repayments, EFCF after leases was negative $2 million in FY 2021, a decline of $58 million from $56 million in FY 2020. The slightly negative EFCF after leases reflects our decision to prioritize Guatemala's acquisition debt reduction; including Guatemala and Honduras as if fully consolidated for the full year, EFCF after leases was $490 million in FY 2021, up $101 million from $389 million in FY 2020.

Earnings Release Q4 2021

Debt

Debt information	Gross Debt			Cash	Net	Leases	Financial Obligations
($ millions)	USD	LCY	Total		Debt		Gross	Net*
Latin America	692	2,843	3,535	644	2,891	968	4,504	3,859
Africa	150	38	188	26	163	180	368	343
Corporate	3,985	36	4,020	260	3,761	18	4,039	3,779
Millicom Group (IFRS)	4,827	2,917	7,744	930	6,814	1,167	8,911	7,981
Honduras JV	177	101	279	39	240	61	340	301
Underlying (non-IFRS)	5,004	3,018	8,023	969	7,054	1,228	9,251	8,282
Total Proportionate (non-IFRS)	4,892	2,193	7,357	831	6,526	1,036	8,392	7,562

* Net Debt and Net financial obligations are non-IFRS measures. See page 13 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures. Cash includes term deposits of $35 million as of December 31, 2021 and Honduras as if fully consolidated..

In order to provide a more complete picture of the Group's financial situation, this section discusses gross debt, leases, cash, and net debt on an underlying basis, a non-IFRS measure that includes Honduras as if fully consolidated. On November 12, 2021, Millicom acquired the remaining 45% equity interest in its joint venture business in Guatemala and as a result Millicom fully consolidates Tigo Guatemala as of this date.

As of December 31, 2021, underlying gross debt was $8,023 million, an increase of $2,020 million during the quarter due to financing of the Guatemala transaction. As of December 31, 2021, $1.65 billion remained outstanding out of the initial $2.15 billion bridge financing. Our underlying gross debt includes Honduras, which had $279 million of gross debt as of December 31, 2021, a decrease of $41 million during the quarter.

Excluding the remaining bridge loan balance, approximately 60% of underlying gross debt at December 31, 2021 was in Latam, 3% in Africa, and the remaining 37% at the corporate level. Over the past year, we have lowered our average effective interest rate to 5.5% from 5.6% while also improving the mix to 47% in local currency or swapped for local currency as of Q4 2021, up from 44% as of Q4 2020. In addition 78% was at fixed rates or swapped for fixed rates and the average maturity of 5.8 years, in line with our targets. On our dollar-denominated debt1, the average rate was 4.8% with an average maturity of 6.4 years, as of December 31, 2021, as compared to an average rate of 5.0% and an average maturity of 6.6 years as of September 30, 2021.

Our underlying cash position was $969 million as of December 31, 2021, a decrease of $15 million compared to $984 million as of September 31, 2021. Of our underlying cash balance, 60% was held in U.S. dollars. As a result, our underlying net debt was $7,054 million as of December 31, 2021, an increase of $2,035 million during the quarter, reflecting the Guatemala transaction.

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1 Including also SEK denominated bonds

Earnings Release Q4 2021

In addition, as of December 31, 2021, we had underlying lease liabilities of $1,228 million, which represented 13% of underlying gross financial obligations. Including these lease liabilities, underlying net financial obligations were $8,282 million as of December 31, 2021, an increase of $2,046 million during the quarter.

Proportionate leverage2, which captures our proportional ownership in each country as well as lease obligations, was 3.36x as of December 31, 2021. This is up from 2.81x as of September 31, 2021 due to the increase in debt used to fund the Guatemala acquisition. Excluding the impact of leases, proportionate leverage would have been 3.30x3, compared to 2.67x as of September 31, 2021. Proforma for the planned $750 million rights issue4, proportionate leverage would be 3.03x.

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2 Proportionate leverage is a non-IFRS measure calculated using LTM (last twelve-month) EBITDA, proforma for acquisitions and disposals.

3 Proportionate leverage after leases is the ratio of proportionate net debt over LTM EBITDA after leases, proforma for acquisitions made during the last twelve months. Refer to page 13 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

4 As announced in our press release on November 12, 2021.

Earnings Release Q4 2021

Operating segment performance

Our management determines operating and reportable segments based on the reports that are used by the chief operating decision maker to make strategic and operational decisions from both a business and geographic perspective. The Millicom Group's risks and rates of return for its operations are predominantly affected by operating in different geographical regions. The Millicom Group has businesses in two main regions, Latin America and Africa, which constitute our two segments. We allocate corporate costs to each segment based on their contribution to underlying revenue, and only unusual costs, such as the M&A-related fees remain unallocated.

Our Latin America segment includes our Honduras joint venture as if it were fully consolidated, as this reflects the way our management reviews and uses internally reported information to make decisions about operating matters. Although we acquired the remaining 45% equity interest in our Guatemala joint venture business on November 12, 2021, the acquisition has no impact on the way we present our Latin America segment because it already included our operations in Guatemala as if they were fully consolidated. Our Africa segment does not include our former joint venture in Ghana because our management does not consider it to be a strategic part of the group.

Please refer to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments. The information contained herein can also be accessed electronically in the Financial & Operating Data Excel file published at www.millicom.com/investors alongside this earnings release.

Latin America segment

Business units

We discuss our Latam results under two principal business units:

1. Mobile, including mobile data, mobile voice, and mobile financial services (MFS) to consumer, business and government customers;

2. Cable and other fixed, including broadband, Pay TV, content, and fixed voice services for residential (Home) customers, as well as voice, data and value-added services and solutions to business and government customers.

On occasion, we also discuss our performance by customer type, with B2B referring to our business and government customers, while B2C includes residential and personal consumer groups.

Market environment

Economic activity continued to recover in our markets, while remittances from the U.S. to Central America sustained double-digit growth year-on-year. Meanwhile, vaccination rates improved to above 50% in Colombia, Costa Rica, El Salvador and Panama, but remained below 30% in Guatemala. During the quarter, the number of new COVID cases was stable, and there were few restrictions on mobility. Currencies in our markets were generally stable, except for the Colombian peso and the Costa Rican colon which both depreciated approximately 2% during the quarter. Foreign exchange rates and movements are presented on page 16.

Earnings Release Q4 2021

Latam segment - Key Performance Indicators

Key Performance Indicators (‘000)	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020	Q4 2021 vs Q4 2020
Mobile customers	44,881	43,901	43,137	42,805	41,734	7.5%
Of which 4G customers	21,447	20,327	19,321	18,830	18,243	17.6%
Of which postpaid subscribers	6,019	5,682	5,352	5,060	4,920	22.3%
Mobile ARPU ($)	6.4	6.4	6.4	6.5	6.8	(5.8)%
Total homes passed	12,686	12,539	12,403	12,248	12,229	3.7%
Of which HFC homes passed	12,413	12,263	12,113	11,949	11,888	4.4%
Total customer relationships	4,893	4,857	4,792	4,701	4,545	7.7%
Of which HFC customer relationships	4,148	4,086	3,998	3,899	3,733	11.1%
HFC revenue generating units	8,665	8,480	8,273	7,971	7,602	14.0%
Of which Broadband Internet	3,790	3,728	3,642	3,535	3,356	12.9%
Home ARPU ($)	27.9	28.1	28.6	28.8	28.0	(0.3)%

Mobile services

We ended Q4 2021 with 44.9 million customers, an increase of 980,000 during the quarter, including 337,000 net additions in postpaid, with over 263,000 of these coming from Colombia, where our investments in spectrum, network and distribution channels have extended our reach, improved customer experience, and are driving robust customer gains. In prepaid, we added 643,000 customers during the quarter, ending the period with 38.9 million, up 6% year-on-year, with Colombia and Guatemala accounting for the majority of the net gains. We added 1.1 million new 4G smartphone data users, and these now account for 48% of our mobile customer base, up from 44% in Q4 2020.

Mobile ARPU was flat sequentially at $6.4, declining 5.8% compared to Q4 2020. ARPU increased in Nicaragua and Panama, where we have invested to upgrade our networks over the past two years.

Cable and other fixed services

In Home, our residential cable business, we continued to experience healthy demand for our services, and we added 62,000 HFC customer relationships in the quarter, capping a record year with more than 415,000 new customers added in 2021. At the end of Q4, our networks passed 12.7 million homes, an increase of 147,000 during the quarter, as we continued to expand our network mainly in Colombia, Paraguay, Bolivia and El Salvador. As a result, penetration on our HFC network increased to 33.4%, an increase of 2.0 percentage points from 31.4% in Q4 2020. Home ARPU averaged $27.9 for the quarter and was broadly stable both year-on-year and compared to Q3 2021.

Earnings Release Q4 2021

Latam segment financial results

Latam Financial Highlights*	Q4 2021	Q4 2020	% change	Organic % change	FY 2021	FY 2020	% change	Organic % change
($m, unless otherwise stated)
Revenue	1,597	1,534	4.1%	5.1%	6,220	5,843	6.4%	6.9%
Service revenue	1,458	1,394	4.6%	5.7%	5,716	5,377	6.3%	6.7%
Mobile	863	837	3.0%		3,372	3,220	4.7%
Cable and other fixed services	578	539	7.3%		2,275	2,097	8.5%
Other	17	17	1.3%		70	60	16.4%
EBITDA	617	634	(2.7)%	0.4%	2,498	2,360	5.9%	6.7%
EBITDA margin	38.7%	41.3%	(2.7) pt		40.2%	40.4%	(0.2) pt
Capex	417	358	16.4%		1,111	941	18.0%
OCF	200	276	(27.4)%	(18.6)%	1,387	1,418	(2.2)%	(0.5)%

* Service revenue, EBITDA, EBITDA margin, Capex, OCF and organic growth are Non-IFRS measures. Capex is defined as capital expenditures excluding spectrum, license costs and finance lease capitalizations. See page 13 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

In Q4 2021, revenue in our Latam segment increased 4.1% year-on-year to $1,597 million, while service revenue increased 4.6% to $1,458 million. Adjusting for currency, organic service revenue growth was 5.7% year-on-year, benefiting from a second consecutive quarter of positive growth in all countries and business units.

El Salvador sustained its strong performance, with service revenue growing 11.1%, with all three business lines growing sequentially and benefiting from recent spectrum and network investments in that country. In Panama, growth across all business units, including double digit mobile and B2B growth, drove 10.2% service growth. In Colombia, organic service revenue growth in consumer mobile accelerated to 12.9% and led to 6.4% growth in that country. Finally, organic service revenue grew 13.1% in Nicaragua and 10.0% in Costa Rica.

By business unit, Home service revenue grew 10.0% organically, fueled by customer growth and stable ARPU. In our consumer Mobile business, organic service revenue grew 4.2% year-on-year, with both prepaid and postpaid growing. Finally, B2B service revenue increased 3.3% organically, as the majority of countries saw improved B2B performance during the quarter as the macroeconomic context improved in most countries.

EBITDA for our Latam segment was $617 million in Q4 2021 and decreased 2.7% year-on-year due to effect of weaker currencies and increased investments related to the expansion of our Fintech hub, which added $8 million to corporate costs in the quarter. EBITDA of $634 million in Q4 2020 was positively impacted by a $20 million reversal in bad debt provisions made earlier in the year. EBITDA growth was very strong in Panama (19.3%), and Nicaragua (12.6%), and Colombia saw a notable increase in EBITDA compared to Q3. EBITDA declined in some countries due to largely to the reversal of bad debt provisions in Q4 2020.

Earnings Release Q4 2021

Capex in Latin America was $417 million in the quarter. In mobile, we added more than 900 points of presence to our 4G network, and we ended the quarter with more than 17,500, an increase of 17% year-on-year. At the end of Q4 2021, our 4G networks covered approximately 78% of the population (approximately 120 million in our markets), up from approximately 74% at Q4 2020.

Operating Cash Flow (OCF) decreased 27.4% year-on-year to $200 million in Q4 2021, an decrease of 18.6% on an organic basis on higher capex. Including our Africa segment, underlying OCF was $210 million for the quarter and $1.45 billion for the year, surpassing our target of at least $1.40 billion for the year.

Africa segment - Segment financial results and Key Performance Indicators

Please refer to Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for more details on our segments.

Africa Financial Highlights*	Q4 2021	Q4 2020	% change	FY 2021	FY 2020	% change
($m, unless otherwise stated)
Revenue	92	97	(5.0)%	357	366	(2.7)%
Service revenue	92	97	(4.9)%	357	366	(2.7)%
EBITDA	25	34	(27.7)%	111	125	(11.0)%
EBITDA margin %	26.8%	35.3%	(8.4) pt	31.2%	34.2%	(2.9) pt
Capex	16	13	27.9%	41	41	0.7%
Key Performance Indicators ('000)
Mobile customers	13,547	13,111	3.3%	13,547	13,111	3.3%
Tigo Money customers	7,311	7,141	2.4%	7,311	7,141	2.4%
Mobile ARPU ($)	2.2	2.4	(10.9)%	2.1	2.3	(8.7)%

* Service revenue, EBITDA and Capex are non-IFRS measures. See page 13 for a description of non-IFRS measures and for reconciliations to the nearest equivalent IFRS measures.

Our Africa segment comprises our Tanzania operations. On April 19, 2021, we announced the signing of an agreement for the sale of our operations in Tanzania to a consortium led by Axian, a pan-African group that was part of the consortium that acquired Millicom’s operations in Senegal in 2018. Completion remains subject to regulatory approvals. On 24 December 2021, we received approval from the Tanzania Communications Regulatory Agency (TCRA). Although additional approvals remain pending, we expect the transaction will receive all the necessary approvals to be completed.

Service revenue for our Africa segment decreased 4.9% year-on-year to $92 million in Q4 2021, while EBITDA declined 27.7% year-on-year to $25 million. The decline in performance was mostly due to a reduction in customer usage of mobile financial services, which make up a third of our revenues, due to a new government levy imposed on many mobile money transactions, as well as a government claim. Capex of $16 million was 27.9% higher year-on-year, resulting in OCF of $8 million, a drop of 60.8% year-on-year.

Earnings Release Q4 2021

ESG highlights – Q4 2021

Revamping our ESG approach

2021 was a watershed year for our work in ESG, most of which we formerly addressed under the Corporate Responsibility umbrella. While the concept is far from new to us, the Executive Team led a comprehensive review of our existing work areas to update and upgrade our approach. Much of the work has been underway for many years, which is reflected in mature programs and robust performance. This nomenclature allows us to reorganize key focus areas, further enhancing internal collaboration, management and alignment on material issues, while improving our public disclosures in response to the increasing stakeholder demand for ESG performance data.

Environment

As per our public commitments, a cross-functional team worked throughout 2021 to set new emissions reduction targets, since our previous ones, set in 2015, had been met ahead of time. We based our analysis on the Science-Based Target methodology, and we submitted our first near-term Science-Based Targets in Q4, consistent with a climate scenario limiting global warming to 1.5°C for Scopes 1 and 2, and to 2°C for Scope 3 emissions. Furthermore, we have joined the Business Ambition for 1.5°C campaign and committed to set net-zero targets under the Science-Based Targets Initiative standard.

Society

Digital Education

We have officially initiated the soft launch of our Conectadas App in five countries through our local implementing partners. This initial pilot will allow us to optimize the App ahead of our launch planned for March. The content for the App has been developed by the Grameen Foundation and covers both the use of online tools for entrepreneurs as well as personal finances and the use of mobile financial services.

With our partner AHYU, we organized the first regional Maestr@s Conectad@s virtual congress with more than 30,000 participants from Latin America. The congress featured 11 experts in the field of education who shared key insights on the future of education and their role as educators.

Finally, we ended 2021 with the Fundación Real Madrid partnership officially launched in six of our Latam operations Our programs have already reached over 1,600 beneficiaries and are projected to reach over 11,000 over a timeframe of 5 years.

Supply Chain Management

We surpassed our intended 2021 goal of training 75% of strategic suppliers in our ESG training, putting us well on track to reaching our 2022 goal of training 100% of our suppliers in that same category.

Earnings Release Q4 2021

Governance

Compliance

In Q4 2021, we finished our annual mandatory Compliance training with a completion rate of 99%. In November and December, we celebrated our Compliance Week and Anti-Corruption Day, respectively, hosting various activities that included global senior management and issuing communications that reinforced awareness amongst all personnel.

As part of our continuous improvement efforts, we concluded the revision of our Code of Conduct, as well as our Anti-Corruption, Speak Up, and AML (Anti Money Laundering) policies, which have been approved at board level and expected to be formally launched in Q1 2022. All other Corporate Compliance Policies are also being updated.

Earnings Release Q4 2021

Video conference details

A video conference to discuss these results will take place on February 11 at 14:00 (Luxembourg/Stockholm) / 13:00 (London) / 08:00 (Miami). Registration for the live event is required and is available at the following link. After registering, participants will receive a confirmation email containing details about joining the video conference. Alternatively, participants can join in a listen-only mode, by dialing any of the following numbers and using webinar ID number 871-5924-8681. Please dial a number base on your location:

US	+1 929 205 6099	Sweden:	+46 850 539 728
UK:	+44 330 088 5830	Luxembourg:	+352 342 080 9265

Additional international numbers are available at the following link.

A replay of the event will be available on the Millicom website.

Financial calendar

2022

Date	Event
February 14	Virtual Investor Day (Link to register)
February 28	EGM
April 28	Q1 2022 results
May 4	2022 AGM[1]
July 28	Q2 2022 results
October 27	Q3 2022 results

For further information, please contact

Press:	Investors:
Vivian Kobeh, Corporate Communications Director	Michel Morin, VP Investor Relations
+1 (786) 628-5300	+1 (786) 628-5270
press@millicom.com	investors@millicom.com

Yocasta Valdez, Group Manager Digital Media & Communications	Sarah Inmon, Director Investor Relations
+1 (305) 929-541	+1 (786) 628-5303
press@millicom.com	investors@millicom.com

About Millicom

Millicom (NASDAQ U.S.: TIGO, Nasdaq Stockholm: TIGO_SDB) is a leading provider of fixed and mobile telecommunications services dedicated to emerging markets in Latin America and Africa. Through our TIGO® and Tigo Business® brands, we provide a wide range of digital services and products, including TIGO Money for mobile financial services, TIGO Sports for local entertainment, TIGO ONEtv for pay TV, high-speed data, voice, and business-to-business solutions such as cloud and security. As of December 31, 2021, Millicom employed approximately 21,000 people and provided mobile services through its digital highways to around 58 million customers, with a fiber-cable footprint of more than 12 million homes passed. Founded in 1990, Millicom International Cellular S.A. is headquartered in Luxembourg. For more information, visit: millicom.com. Connect with Millicom on Twitter, Instagram, Facebook and LinkedIn.

____________

1 The deadline for submitting additional items to the 2022 AGM is April 12, 2022.

Earnings Release Q4 2021

Forward-Looking Statements

Statements included herein that are not historical facts, including without limitation statements concerning future strategy, plans, objectives, expectations and intentions, projected financial results, liquidity, growth and prospects, are forward-looking statements. Such forward-looking statements involve a number of risks and uncertainties and are subject to change at any time. In the event such risks or uncertainties materialize, Millicom’s results could be materially adversely affected. In particular, there is uncertainty about the spread of the COVID-19 virus and the impact it may have on Millicom's operations, the demand for Millicom's products and services, global supply chains and economic activity in general. The risks and uncertainties include, but are not limited to, the following:

•	global economic conditions and foreign exchange rate fluctuations as well as local economic conditions in the markets we serve;

•	potential disruption due to diseases, pandemics, political events, piracy or acts by terrorists, including the impact of the outbreak of the COVID-19 virus and the ongoing efforts throughout the world to contain it;

•	telecommunications usage levels, including traffic and customer growth;

•	competitive forces, including pricing pressures, the ability to connect to other operators’ networks and our ability to retain market share in the face of competition from existing and new market entrants as well as industry consolidation;

•	legal or regulatory developments and changes, or changes in governmental policy, including with respect to the availability of spectrum and licenses, the level of tariffs, laws and regulations which require the provision of services to customers without charging or the ability to disconnect such services during the COVID-19 pandemic, tax matters, the terms of interconnection, customer access and international settlement arrangements;

•	adverse legal or regulatory disputes or proceedings;

•	the success of our business, operating and financing initiatives and strategies, including partnerships and capital expenditure plans;

•	the level and timing of the growth and profitability of new initiatives, start-up costs associated with entering new markets, the successful deployment of new systems and applications to support new initiatives;

•	relationships with key suppliers and costs of handsets and other equipment;

•	our ability to successfully pursue acquisitions, investments or merger opportunities, integrate any acquired businesses in a timely and cost-effective manner and achieve the expected benefits of such transactions;

•	the availability, terms and use of capital, the impact of regulatory and competitive developments on capital outlays, the ability to achieve cost savings and realize productivity improvements;

•	technological development and evolving industry standards, including challenges in meeting customer demand for new technology and the cost of upgrading existing infrastructure;

•	the capacity to upstream cash generated in operations through dividends, royalties, management fees and repayment of shareholder loans; and

•	other factors or trends affecting our financial condition or results of operations.

A further list and description of risks, uncertainties and other matters can be found in Millicom’s Registration Statement on Form 20-F, including those risks outlined in “Item 3. Key Information—D. Risk Factors,” and in Millicom’s subsequent U.S. Securities and Exchange Commission filings, all of which are available at www.sec.gov. To the extent COVID-19 adversely affects Millicom's business and financial results, it may also have the effect of heightening many of the risks described in its filings.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Except to the extent otherwise required by applicable law, we do not undertake any obligation to update or revise forward-looking statements, whether as a result of new information, future events or otherwise.

Earnings Release Q4 2021

Non IFRS Measures

This press release contains financial measures not prepared in accordance with IFRS. These measures are referred to as “non-IFRS” measures and include: non-IFRS service revenue, non-IFRS EBITDA, and non-IFRS Capex, among others defined below. Annual growth rates for these non-IFRS measures are often expressed in organic constant currency terms to exclude the effect of changes in foreign exchange rates, the adoption of new accounting standards, and are proforma for material changes in perimeter due to acquisitions and divestitures. The non-IFRS financial measures are presented in this press release as Millicom’s management believes they provide investors with an additional information for the analysis of Millicom’s results of operations, particularly in evaluating performance from one period to another. Millicom’s management uses non-IFRS financial measures to make operating decisions, as they facilitate additional internal comparisons of Millicom’s performance to historical results and to competitors' results, and provides them to investors as a supplement to Millicom’s reported results to provide additional insight into Millicom’s operating performance. Millicom’s Remuneration Committee uses certain non-IFRS measures when assessing the performance and compensation of employees, including Millicom’s executive directors.

The non-IFRS financial measures used by Millicom may be calculated differently from, and therefore may not be comparable to, similarly titled measures used by other companies - refer to the section “Non-IFRS Financial Measure Descriptions” for additional information. In addition, these non-IFRS measures should not be considered in isolation as a substitute for, or as superior to, financial measures calculated in accordance with IFRS, and Millicom’s financial results calculated in accordance with IFRS and reconciliations to those financial statements should be carefully evaluated.

Financial Measure Descriptions

Service revenue is revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions and fees from other telecommunications services such as data services, short message services, installation fees and other value-added services excluding telephone and equipment sales.

EBITDA is operating profit excluding impairment losses, depreciation and amortization, and gains/losses on fixed asset disposals. In respect of the segments Latam or Africa it is shown after the allocation of Corporate Costs and inter-company eliminations.

EBITDA after Leases (EBITDAaL) represents EBITDA excluding lease interest and principal repayments.

EBITDA Margin represents EBITDA in relation to Revenue.

Proportionate EBITDA is the sum of the EBITDA in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Organic growth represents year-on-year growth excluding the impact of changes in FX rates, perimeter, and accounting. Changes in perimeter are the result of acquisitions and divestitures. Results from divested assets are immediately removed from both periods, whereas the results from acquired assets are included in both periods at the beginning (January 1) of the first full calendar year of ownership.

Net debt is Debt and financial liabilities less cash and pledge and time deposits.

Net financial obligations is Net debt plus lease liabilities.

Proportionate financial obligations is the sum of the net financial obligations in every country where Millicom operates, including its Guatemala and Honduras joint ventures, pro rata for Millicom’s ownership stake in each country.

Earnings Release Q4 2021

Leverage is the ratio of net financial obligations over LTM (Last twelve month) EBITDA, proforma for acquisitions made during the last twelve months.

Leverage after leases is the ratio of net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Proportionate leverage is the ratio of proportionate net financial obligations over LTM proportionate EBITDA, proforma for acquisitions made during the last twelve months.

Proportionate leverage after leases is the ratio of proportionate net debt over LTM (Last twelve month) EBITDA after leases, proforma for acquisitions made during the last twelve months.

Capex is balance sheet capital expenditure excluding spectrum and license costs and lease capitalizations.

Cash Capex represents the cash spent in relation to capital expenditure, excluding spectrum and licenses costs.

Operating Cash Flow (OCF) is EBITDA less Capex.

Operating Free Cash Flow (OFCF) is OCF less changes in working capital and other non-cash items and taxes paid.

Equity Free Cash Flow (EFCF) is OFCF less finance charges paid (net), less advances for dividends to non-controlling interests, plus dividends received from joint ventures.

Equity Free Cash Flow after Leases (EFCFaL) is EFCF, less lease principal repayments.

Operating Profit After Tax displays the profit generated from the operations of the company after statutory taxes.

Return on Invested Capital (ROIC) is used to assess the Group’s efficiency at allocating the capital under its control to and is defined as Operating Profit After Tax, including Guatemala and Honduras as if fully consolidated, divided by the average invested Capital during the period.

Average Invested Capital is the capital invested in the company operation throughout the year and is calculated with the average of opening and closing balances of the total assets minus current liabilities (excluding debt, joint ventures, accrued interests, deferred and current tax, cash as well as investments and non-controlling interests), less assets and liabilities held for sale.

Underlying measures, such as Underlying service revenue, Underlying EBITDA, Underlying equity free cash flow, Underlying net debt, Underlying leverage, etc., include Guatemala and Honduras, as if fully consolidated.

Average Revenue per User per Month (ARPU) for our Mobile customers is (x) the total mobile and mobile financial services revenue (excluding revenue earned from tower rentals, call center, data and mobile virtual network operator, visitor roaming, national third parties roaming and mobile telephone equipment sales revenue) for the period, divided by (y) the average number of mobile subscribers for the period, divided by (z) the number of months in the period. We define ARPU for our Home customers in our Latin America segment as (x) the total Home revenue (excluding equipment sales, TV advertising and equipment rental) for the period, divided by (y) the average number of customer relationships for the period, divided by (z) the number of months in the period. ARPU is not subject to a standard industry definition and our definition of ARPU may be different to other industry participants.

Please refer to our 2020 Annual Report for a list and description of non-IFRS measures.

Earnings Release Q4 2021

Non-IFRS Reconciliations

Reconciliation from Reported Growth to Organic Growth for the Latam segment1

Latam Segment ($ millions)	Revenue	Service Revenue	EBITDA	OCF
	Q4 2021	Q4 2021	Q4 2021	Q4 2021
A- Current period	1,597	1,458	617	200
B- Prior year period	1,534	1,394	634	276
C- Reported growth (A/B)	4.1%	4.6%	(2.7)%	(27.4)%
D- FX impact	(1.0)%	(1.0)%	(0.7)%	(1.6)%
E- Other*	(0.1)%	(0.1)%	(2.4)%	(7.1)%
F- Organic Growth (C-D-E)	5.1%	5.7%	0.4%	(18.6)%

Latam Segment ($ millions)	Revenue	Service Revenue	EBITDA	OCF
	FY 2021	FY 2021	FY 2021	FY 2021
A- Current period	6,220	5,716	2,498	1,387
B- Prior year period	5,843	5,377	2,360	1,418
C- Reported growth (A/B)	6.4%	6.3%	5.9%	(2.2)%
D- FX impact	(0.3)%	(0.3)%	(0.2)%	(0.4)%
E- Other*	(0.1)%	(0.1)%	(0.6)%	(1.4)%
F- Organic Growth (C-D-E)	6.9%	6.7%	6.7%	(0.5)%

*Organic growth is calculated by re-basing all periods to the budget FX rates of the current year. This creates small differences that are captured in "Other". EBITDA and OCF are calculated excluding the allocation of corporate costs to reflect operational growth and to align with how we manage the Latam segment, and this creates additional differences that are also included in "other".

ARPU reconciliations

Latam Segment - Mobile ARPU Reconciliation	Q4 2021	Q4 2020	FY 2021	FY 2020
Mobile service revenue ($m)	863	837	3,372	3,220
Mobile Service revenue ($m) from non Tigo customers ($m) *	(10)	(10)	(31)	(36)
Mobile Service revenue ($m) from Tigo customers (A)	852	827	3,341	3,185
Mobile customers - end of period (000)	44,881	41,734	44,881	41,734
Mobile customers - average (000) (B) **	44,391	40,609	43,292	39,658
Mobile ARPU (USD/Month) (A/B/number of months)	6.4	6.8	6.4	6.7

* Refers to production services, MVNO, DVNO, equipment rental revenue, call center revenue, national roaming, equipment sales, visitor roaming, tower rental, DVNE, and other non-customer driven revenue.

** Average QoQ for the quarterly view is the average of the last quarter.

_________________

1 See Note 4 of our Unaudited Interim Condensed Consolidated Financial Statements for details on our segments.

Earnings Release Q4 2021

Latam Segment - Home ARPU Reconciliation	Q4 2021	Q4 2020	FY 2021	FY 2020
Home service revenue ($m)	418	387	1,655	1,509
Home service revenue ($m) from non Tigo customers ($m) *	(10)	(10)	(35)	(33)
Home service revenue ($m) from Tigo customers (A)	408	378	1,620	1,477
Customer Relationships - end of period (000) **	4,893	4,545	4,893	4,545
Customer Relationships - average (000) (B) ***	4,875	4,499	4,757	4,405
Home ARPU (USD/Month) (A/B/number of months)	27.9	28.0	28.4	27.9

* TV advertising, production services, equipment rental revenue, call center revenue, equipment sales and other non customer driven revenue.

** Represented by homes connected all technologies (HFC + Other Technologies + DTH & Wimax RGUs).

*** Average QoQ for the quarterly view is the average of the last quarter.

One-off Summary - Items above EBITDA only

2021	Q4 2021		FY 2021
($ millions)	Revenue	EBITDA	Revenue	EBITDA	Comment (Q4 2021)
Paraguay	—	—	(4)	(4)
Latam Total	—	—	(4)	(4)

2020	Q4 2020		FY 2020
($ millions)	Revenue	EBITDA	Revenue	EBITDA	Comment (Q4 2020)
Nicaragua	—	—	—	(8)
Latam Total	—	—	—	(8)

Foreign Exchange rates used to support FX impact calculations in the above Organic Growth reconciliations

		Average FX rate (vs. USD)					End of period FX rate (vs. USD)
		Q4 21	Q3 21	QoQ	Q4 20	YoY	Q4 21	Q3 21	QoQ	Q4 20	YoY
Bolivia	BOB	6.91	6.91	0.0%	6.91	0.0%	6.91	6.91	0.0%	6.91	0.0%
Colombia	COP	3,903	3,817	(2.2)%	3,695	(5.3)%	3,981	3,835	(3.7)%	3,433	(13.8)%
Costa Rica	CRC	637	625	(1.9)%	611	(4.1)%	645	630	(2.4)%	617	(4.3)%
Guatemala	GTQ	7.73	7.74	0.1%	7.80	0.9%	7.72	7.73	0.2%	7.79	1.0%
Honduras	HNL	24.25	23.98	(1.1)%	24.36	0.5%	24.43	24.17	(1.1)%	24.20	(1.0)%
Nicaragua	NIO	35.43	35.26	(0.5)%	34.72	(2.0)%	35.52	35.34	(0.5)%	34.82	(2.0)%
Paraguay	PYG	6,886	6,877	(0.1)%	6,989	1.5%	6,886	6,914	0.4%	6,900	0.2%
Tanzania	TZS	2,305	2,315	0.4%	2,319	0.6%	2,305	2,307	0.1%	2,319	0.6%

Earnings Release Q4 2021

Reconciliation of Net financial obligations to EBITDA to Proportionate net financial obligations to EBITDA as of December 31, 2021

Debt Information - December 31, 2021	Financial obligations			EBITDA	Proforma
$ millions	Gross	Cash	Net		Adjustments*	EBITDA	Leverage
Millicom Group (IFRS)	8,911	930	7,981	1,639	747	2,385	3.34x
Plus: Guatemala				747		—
Plus: Honduras	340	39	301	259		—
Less: Corporate Costs	—	—	—	29		—
Underlying Millicom Group (Non-IFRS)	9,251	969	8,282	2,615		2,615	3.17x
Less: 50% Minority Stake in Colombia	545	105	440	220
Less: 33% Minority Stake in Honduras	113	13	100	86
Less: 20% Minority Stake in Panama	195	20	174	56
Less: 1.5% Minority Stake in Tanzania	6	—	5	2
Proportionate Millicom Group (Non-IFRS)	8,392	831	7,562	2,251		2,251	3.36x

*Related to Guatemala acquisition completed on November 12, 2021.

Capex Reconciliation

Capex Reconciliation	Q4 2021	Q4 2020	FY 2021	FY 2020
Consolidated:
Additions to property, plant and equipment	338	261	787	649
Additions to licenses and other intangibles	66	23	164	520
Of which spectrum and license costs	19	(6)	29	421
Total consolidated additions	403	284	951	1,169
Of which capital expenditures related to corporate offices	3	1	10	7

Latin America Segment	Q4 2021	Q4 2020	FY 2021	FY 2020
Additions to property, plant and equipment	359	317	949	816
Additions to licenses and other intangibles	76	36	212	629
Of which spectrum and license costs	19	(6)	50	504
Latin America Segment total additions (Underlying)	436	352	1,161	1,445
Capex excluding spectrum and license costs	417	358	1,111	941

Earnings Release Q4 2021

Africa Segment	Q4 2021	Q4 2020	FY 2021	FY 2020
Additions to property, plant and equipment	16	13	41	41
Additions to licenses and other intangibles	—	—	—	—
Of which spectrum and license costs	—	—	—	—
Africa Segment total additions	16	13	41	41
Capex excluding spectrum and license costs	16	13	41	41

Underlying Capex	Q4 2021	Q4 2020	FY 2021	FY 2020
Latam capex excluding spectrum and license cost	417	358	1,111	941
Africa capex excluding spectrum and license cost	16	13	41	41
Capital expenditures related to corporate offices	3	1	10	7
Underlying capex excluding spectrum and license costs	436	372	1,162	989

Equity Free Cash Flow Reconciliation

Cash Flow Data	Q4 2021	Q4 2020	FY 2021	FY 2020
Net cash provided by operating activities	439	296	956	821
Purchase of property, plant and equipment	(262)	(182)	(740)	(622)
Proceeds from sale of property, plant and equipment	5	3	11	9
Purchase of intangible assets	(3)	(1)	(135)	(202)
Proceeds from sale of intangible assets	—	—	—	—
Purchase of spectrum and licenses	12	6	37	101
Finance charges paid, net	115	135	491	551
Operating free cash flow	306	257	619	657
Interest (paid), net	(115)	(135)	(491)	(551)
Free cash flow	191	122	128	106
Dividends received from joint ventures	—	4	13	71
Dividends paid to non-controlling interests	—	—	(6)	(5)
Equity free cash flow	191	126	135	172
Lease Principal Repayments	(47)	(33)	(137)	(116)
Equity free cash flow after leases	144	93	(2)	56

OCF (EBITDA- Capex) Reconciliation

Latam OCF Underlying	Q4 2021	Q4 2020	FY 2021	FY 2020
Latam EBITDA	617	634	2,498	2,360
(-) Capex (Ex. Spectrum)	417	358	1,111	941
Latam OCF	200	276	1,387	1,418

Earnings Release Q4 2021

Africa OCF	Q4 2021	Q4 2020	FY 2021	FY 2020
Africa EBITDA	25	34	111	125
(-) Capex (Ex. Spectrum)	16	13	41	41
Africa OCF	8	21	70	84

Corporate OCF	Q4 2021	Q4 2020	FY 2021	FY 2020
Corporate EBITDA	5	4	6	2
(-) Capex (Ex. Spectrum)	3	1	10	7
Corporate OCF	2	3	(4)	(5)

Underlying OCF	Q4 2021	Q4 2020	FY 2021	FY 2020
Underlying EBITDA	647	672	2,615	2,487
(-) Capex (Ex. Spectrum)	436	372	1,162	989
Underlying OCF	210	300	1,453	1,497

Interest Expense Reconciliation

Interest ($ millions)	Q4 2021	Q4 2020	FY 2021	FY 2020
Interest expense	(86)	(88)	(321)	(366)
Interest expense on leases	(37)	(40)	(131)	(156)
Loan Redemption expense	—	(15)	(5)	(15)
Other	(19)	(25)	(74)	(87)
Total financial expenses	(142)	(168)	(531)	(624)
Interest income	2	5	23	13
Net financial expenses	(140)	(163)	(507)	(611)

Earnings Release Q4 2021

Underlying Interest ($ millions)	Q4 2021	Q4 2020	FY 2021	FY 2020
Interest expense on bonds and bank financing	(93)	(100)	(365)	(453)
Interest expense on leases	(40)	(46)	(153)	(183)
Loan Redemption expense	—	(15)	(5)	(33)
Other	(22)	(16)	(85)	(83)
Total financial expenses	(156)	(177)	(607)	(752)
Interest income	3	6	25	22
Net financial expenses	(153)	(172)	(583)	(730)

Amortization Expense Detail

Amortization Expense* ($ millions)	Q4 2021	Q4 2020	FY 2021	FY 2020
Licenses and Spectrum	(19)	(18)	(74)	(66)
Related to acquisitions	(26)	(31)	(130)	(144)
Other items	(34)	(25)	(115)	(108)
Total Amortization	(79)	(74)	(318)	(318)

*Amortization expense related to joint ventures was $14 million in Q4 2021 and $115 million in FY 2021, and $34 million in Q4 2020 and $134 million in FY 2020. We began consolidating our Guatemala operations as of November 12, 2021.

Rebased Select Financial Indicators

In order to aid investors track the company's performance in future periods, the table that follows rebases a selection of 2021 full year financial indicators to reflect the full consolidation of Guatemala after our purchase of the minority interest on November 12, 2021, as well as the expected sale of our Tanzania business.

($ millions)	Service Revenue	EBITDA	Capex	OCF
2021 Underlying	6,069	2,615	1,162	1,453
Honduras and Tanzania eliminations	898	351	122	229
2021 rebased	5,171	2,264	1,040	1,225

Earnings Release Q4 2021

Joint Venture Financial Information (unaudited)

Until 2015, Millicom group results included Guatemala and Honduras on a 100% consolidation basis. Since 2016, these businesses are treated as joint ventures and are consolidated using the equity method. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala and Honduras joint ventures had been fully consolidated. Since acquiring the remaining 45% equity interest on November 12, 2021 we fully consolidate our Guatemala business in our consolidated financial statements.

Income statement data Q4 2021	Millicom (IFRS)	Guatemala and Honduras JVs	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	1,347	341	—	1,687
Cost of sales	(374)	(77)	—	(451)
Gross profit	973	263	—	1,236
Operating expenses	(483)	(106)	—	(590)
EBITDA	490	157	—	647
EBITDA margin	36.4%	46.1%	—	38.3%
Depreciation & amortization	(317)	(64)	—	(381)
Share of net profit in joint ventures	25	—	(25)	—
Other operating income (expenses), net	14	—	0	14
Operating profit	212	92	(25)	280
Net financial expenses	(140)	(13)	—	(153)
Revaluation of previously held interests	670	—	—	670
Other non-operating income (expenses), net	(12)	(4)	—	(17)
Gains (losses) from associates	(1)	—	—	(1)
Profit (loss) before tax	728	75	(25)	778
Net tax credit (charge)	(105)	(33)	—	(138)
Profit (loss) for the period	623	42	(25)	641
Non-controlling interests	20	(18)	—	3
Profit (loss) from discontinued operations	—	—	—	—
Net profit (loss) for the period	643	25	(25)	643

Earnings Release Q4 2021

Income statement data FY 2021	Millicom (IFRS)	Guatemala and Honduras JVs*	Eliminations	Underlying (non-IFRS)
($millions)
Revenue	4,617	1,955	—	6,572
Cost of sales	(1,302)	(433)	—	(1,735)
Gross profit	3,316	1,522	—	4,837
Operating expenses	(1,677)	(545)	—	(2,222)
EBITDA	1,639	977	—	2,615
EBITDA margin	35.5%	50.0%	—	39.8%
Depreciation & amortization	(1,196)	(403)	—	(1,599)
Share of net profit in joint ventures	210	—	(210)	—
Other operating income (expenses), net	6	—	—	6
Operating profit	659	574	(210)	1,023
Net financial expenses	(507)	(76)	—	(583)
Revaluation of previously held interests	670	—	—	670
Other non-operating income (expenses), net	(50)	(1)	—	(51)
Gains (losses) from associates	(39)	—	—	(39)
Profit (loss) before tax	732	498	(210)	1,020
Net tax credit (charge)	(189)	(119)	—	(308)
Profit (loss) for the period	543	379	(210)	712
Non-controlling interests	48	(169)	—	(121)
Profit (loss) from discontinued operations	—	—	—	—
Net profit (loss) for the period	590	210	(210)	590

* Millicom began consolidating our Guatemala operations as of November 12, 2021.

Earnings Release Q4 2021

Balance Sheet data ($ millions)	Millicom IFRS	Honduras JV	Underlying (non-IFRS)
Assets
Intangible assets, net	7,721	478	8,199
Property, plant and equipment, net	3,198	312	3,510
Right of Use Assets	1,008	53	1,061
Investments in joint ventures and associates	618	(596)	22
Other non-current assets	307	(5)	302
Total non-current assets	12,852	241	13,094
Inventories, net	63	4	68
Trade receivables, net	405	35	440
Other current assets	719	11	730
Restricted cash	203	13	216
Cash and cash equivalents	895	39	934
Total current assets	2,286	102	2,388
Assets held for sale	—	—	—
Total assets	15,139	343	15,482

Equity and liabilities
Equity attributable to owners of the Company	2,583	(43)	2,541
Non-controlling interests	157	(148)	9
Total equity	2,740	(190)	2,550
Debt and financing	6,900	267	7,166
Other non-current liabilities	1,014	71	1,085
Total non-current liabilities	7,914	338	8,252
Debt and financing	2,011	73	2,084
Other current liabilities	2,474	123	2,596
Total current liabilities	4,485	196	4,681
Liabilities directly associated with assets held for sale	—	—	—
Total liabilities	12,399	534	12,932
Total equity and liabilities	15,139	343	15,482

Earnings Release Q4 2021

Cash Flow Data FY 2021	Millicom IFRS	Guatemala and Honduras JVs*	Underlying (non-IFRS)
($millions)
Profit (loss) before taxes from continuing operations	732	288	1,020
Profit (loss) for the period from discontinued operations	—	—	—
Profit (loss) before taxes	731	288	1,019
Net cash provided by operating activities (incl. discontinued ops)	956	794	1,749
Net cash used in investing activities (incl. discontinued ops)	(2,703)	(543)	(3,246)
Net cash from (used by) financing activities (incl. discontinued ops)	1,777	(459)	1,318
Exchange impact on cash and cash equivalents, net	(10)	—	(9)
Net (decrease) increase in cash and cash equivalents	20	(208)	(188)
Cash and cash equivalents at the beginning of the period	875	247	1,122
Effect of cash in disposal group held for sale	—	—	—
Cash and cash equivalents at the end of the period	895	39	934

Earnings Release Q4 2021

Proforma Financial Information

Since 2016, Millicom group results the Guatemala and Honduras businesses were treated as joint ventures and were consolidated using the equity method. On November 12, 2021, Millicom purchased the minority equity interest in Guatemala, and as of this date this operation is fully consolidated. To aid investors to better track the evolution of the company’s performance over time, we provide the following indicative unaudited financial statement data for the Millicom group as if our Guatemala had been fully consolidated.

Income statement data	Proforma Q4 2021	Proforma Q4 2020	Proforma 2021	Proforma 2020
($millions)
Revenue	1,540	1,481	5,990	5,661
Cost of sales	(417)	(372)	(1,601)	(1,521)
Gross profit	1,123	1,110	4,389	4,140
Operating expenses	(530)	(502)	(2,003)	(1,870)
EBITDA	593	607	2,386	2,270
EBITDA margin	38.5%	41.0%	39.8%	40.1%
Depreciation & amortization	(353)	(385)	(1,476)	(1,531)
Share of net profit in joint ventures	8	17	28	27
Other operating income (expenses), net	14	(43)	5	(15)
Operating profit	262	196	944	751
Net financial expenses	(145)	(171)	(549)	(706)
Revaluation of previously held interest	670	—	670	—
Other non-operating income (expenses), net	(16)	40	(51)	(114)
Gains (losses) from associates	(1)	—	(39)	(1)
Profit (loss) before tax	770	66	975	(70)
Net tax credit (charge)	(136)	(75)	(287)	(185)
Profit (loss) for the period	634	(9)	688	(254)
Non-controlling interests	20	1	48	42
Profit (loss) from discontinued operations	—	(3)	—	(12)
Net profit (loss) for the period	654	(12)	736	(225)

Regulatory Statement

This information was prior to this release inside information and is information that Millicom is obliged to make public pursuant to the EU Market Abuse Regulation. This information was submitted for publication, through the agency of the contact person set out above, at 12:00 CET on February 11, 2022.

Item 2

Unaudited Interim Condensed Consolidated Financial Statements

For the three-month period and year ended December 31, 2021

February 11, 2022

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

Unaudited interim condensed consolidated statement of income for the three-month period and year ended December 31, 2021

in millions of U.S. dollars except per share data	Notes	Twelve months ended December 31, 2021 (i)	Twelve months ended December 31, 2020	Three months ended December 31, 2021(i)	Three months ended December 31, 2020
Continuing Operations
Revenue	4	4,617	4,171	1,347	1,088
Cost of sales		(1,302)	(1,171)	(374)	(284)
Gross profit		3,316	3,000	973	804
Operating expenses		(1,677)	(1,505)	(483)	(405)
Depreciation		(878)	(890)	(238)	(230)
Amortization		(318)	(318)	(79)	(74)
Share of profit in joint ventures (i)	7	210	171	25	71
Other operating income (expenses), net	14, 16	6	(12)	14	(43)
Operating profit	4	659	446	212	123
Interest and other financial expenses	10	(531)	(624)	(142)	(168)
Interest and other financial income	10	23	13	2	5
Revaluation of previously held interests in Guatemala	3	670	—	670	—
Other non-operating (expenses) income, net	5	(50)	(106)	(12)	41
Profit (loss) from other joint ventures and associates, net	3	(39)	(1)	(1)	—
Profit (loss) before taxes from continuing operations		732	(271)	728	1
Tax (charge) credit, net		(189)	(102)	(105)	(54)
Profit (loss) from continuing operations		543	(373)	623	(53)
Profit (loss) from discontinued operations, net of tax		—	(12)	—	(3)
Net profit (loss) for the period		542	(385)	623	(56)

Attributable to:
Owners of the Company		590	(344)	643	(56)
Non-controlling interests		(48)	(41)	(20)	—

Earnings/(loss) per common share for net profit/ (loss) attributable to the owners of the Company:
Basic and Diluted ($ per share) (ii)	6	5.84	(3.40)	6.41	(0.55)

(i)	Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, numbers might not be directly comparable with 2020 figures.

(ii)	There are no dilutive potential ordinary shares

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

2

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

Unaudited interim condensed consolidated statement of comprehensive income for the three-month period and year ended December 31, 2021

in millions of U.S. dollars	Twelve months ended December 31, 2021 (i)	Twelve months ended December 31, 2020	Three months ended December 31, 2021 (i)	Three months ended December 31, 2020
Net profit (loss) for the period	542	(385)	623	(56)
Other comprehensive income (to be reclassified to statement of income in subsequent periods), net of tax:
Exchange differences on translating foreign operations	(52)	(19)	(15)	63
Change in value of cash flow hedges, net of tax effects	17	(1)	5	3
Other comprehensive income (not to be reclassified to statement of income in subsequent periods), net of tax:
Remeasurements of post-employment benefit obligations, net of tax effects	2	(2)	2	(2)
Total comprehensive income (loss) for the period	509	(407)	614	8

Attributable to
Owners of the Company	565	(360)	637	(4)
Non-controlling interests	(57)	(48)	(23)	12

Total comprehensive income for the period arises from:
Continuing operations	509	(395)	614	11
Discontinued operations	—	(12)	—	(3)

(i)	Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, numbers might not be directly comparable with 2020 figures.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

3

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

Unaudited interim condensed consolidated statement of financial position as at December 31, 2021

in millions of U.S. dollars	Notes	December 31, 2021(i)	December 31, 2020
ASSETS
NON-CURRENT ASSETS
Intangible assets, net	3, 9	7,721	3,403
Property, plant and equipment, net	8	3,198	2,755
Right of use assets		1,008	895
Investments in joint ventures	3, 7	596	2,642
Investments in associates		22	24
Contract costs, net		8	5
Deferred tax assets		180	197
Derivative financial instruments	13	21	27
Amounts due from non-controlling interests, associates and joint ventures	12	24	90
Other non-current assets		74	77
TOTAL NON-CURRENT ASSETS		12,852	10,114

CURRENT ASSETS
Inventories		63	37
Trade receivables, net		405	351
Contract assets, net		69	31
Amounts due from non-controlling interests, associates and joint ventures	12	42	206
Prepayments and accrued income		168	149
Current income tax assets		104	96
Supplier advances for capital expenditure		35	21
Equity investments	14	—	160
Other current assets		302	181
Restricted cash		203	199
Cash and cash equivalents		895	875
TOTAL CURRENT ASSETS		2,286	2,307
Assets held for sale		—	1
TOTAL ASSETS		15,139	12,422

(i)	The assets and liabilities of Tigo Guatemala are fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, numbers might not be directly comparable with 2020 figures.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

4

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

Unaudited interim condensed consolidated statement of financial position as at December 31, 2021 (continued)

in millions of U.S. dollars	Notes	December 31, 2021(i)	December 31, 2020
EQUITY AND LIABILITIES
EQUITY
Share capital and premium		628	630
Treasury shares		(60)	(30)
Other reserves		(594)	(562)
Retained profits		2,019	2,365
Net profit (loss) for the year attributable to equity holders		590	(344)
Equity attributable to owners of the Company		2,583	2,059
Non-controlling interests		157	215
TOTAL EQUITY		2,740	2,274

LIABILITIES
NON-CURRENT LIABILITIES
Debt and financing	10	5,904	5,578
Lease liabilities	10	996	897
Derivative financial instruments	13	1	14
Amounts due to non-controlling interests, associates and joint ventures		—	29
Payables and accruals for capital expenditure		435	485
Provisions and other non-current liabilities		364	328
Deferred tax liabilities		214	209
TOTAL NON-CURRENT LIABILITIES		7,914	7,540

CURRENT LIABILITIES
Debt and financing	10	1,840	113
Lease liabilities	10	171	123
Put option liability	13	290	262
Derivative financial instruments		—	1
Payables and accruals for capital expenditure		452	345
Other trade payables		347	334
Amounts due to non-controlling interests, associates and joint ventures	12	74	311
Accrued interest and other expenses		539	445
Current income tax liabilities		128	71
Contract liabilities		97	90
Provisions and other current liabilities		546	511
TOTAL CURRENT LIABILITIES		4,485	2,608
TOTAL LIABILITIES		12,399	10,148
TOTAL EQUITY AND LIABILITIES		15,139	12,422

(i)	The assets and liabilities of Tigo Guatemala are fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, numbers might not be directly comparable with 2020 figures.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

5

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2021

in millions of U.S. dollars	Notes	December 31, 2021(i)	December 31, 2020
Cash flows from operating activities (including discontinued operations)
Profit (loss) before taxes from continuing operations		732	(271)
Profit (loss) before taxes from discontinued operations	4	—	(12)
Profit (loss) before taxes		731	(283)
Adjustments to reconcile to net cash:
Interest expense on leases		131	156
Interest expense on debt and other financing		400	468
Interest and other financial income		(23)	(13)
Adjustments for non-cash items:
Depreciation and amortization	4	1,196	1,208
Share of net profit in joint ventures		(210)	(171)
(Gain) on disposal and impairment of assets, net		(6)	20
Share-based compensation		17	24
Loss from other joint ventures and associates, net	12	39	1
Revaluation of previously held interest in Guatemala	3	(670)	—
Other non-cash non-operating (income) expenses, net	5	50	106
Changes in working capital:
Decrease (increase) in trade receivables, prepayments and other current assets, net		(93)	(43)
Decrease (increase) in inventories		9	(6)
Increase (decrease) in trade and other payables, net		6	40
Increase (decrease) in contract assets, liabilities and costs, net		(5)	8
Total changes in working capital		(81)	(2)
Interest paid on leases		(140)	(151)
Interest paid on debt and other financing		(355)	(411)
Interest received		4	11
Taxes paid		(127)	(142)
Net cash provided by operating activities		956	821
Cash flows from (used in) investing activities (including discontinued operations):
Acquisition of subsidiaries, joint ventures and associates, net of cash acquired	3	(2,000)	10
Financing exit from the Ghana joint venture	3	(37)	—
Proceeds from disposal of subsidiaries and associates, net of cash disposed		30	10
Purchase of intangible assets and licenses	9	(135)	(202)
Purchase of property, plant and equipment	8	(740)	(622)
Proceeds from sale of property, plant and equipment	8	11	9
Proceeds from disposal of equity investments, net of costs	14	163	197
Dividends and dividend advances received from joint ventures	7	13	71
Transfer to pledge deposits		(33)	—
Cash (used in) provided by other investing activities, net		26	32
Net cash used in investing activities		(2,703)	(495)

6

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021
Unaudited interim condensed consolidated statement of cash flows for the year ended December 31, 2021 (continued)

Cash flows from financing activities (including discontinued operations):
Proceeds from debt and other financing	10	3,113	1,470
Repayment of debt and other financing	10	(1,142)	(1,744)
Loan repayment from (advanced to) joint venture	12	—	(193)
Lease capital repayment		(137)	(116)
Advances and dividends paid to non-controlling interests		(6)	(5)
Share repurchase program		(50)	(10)
Net cash provided by (used in) financing activities		1,777	(598)
Exchange impact on cash and cash equivalents, net		(10)	(17)
Net (decrease) increase in cash and cash equivalents		20	(289)
Cash and cash equivalents at the beginning of the year		875	1,164
Cash and cash equivalents at the end of the year		895	875

(i)	The cash flows of Tigo Guatemala are fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, numbers might not be directly comparable with 2020 figures.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

7

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

Unaudited interim condensed consolidated statements of changes in equity for the years ended December 31, 2021 and December 31, 2020

in millions of U.S. dollars	Number of shares (000’s)	Number of shares held by the Group (000’s)	Share capital(iv)	Share premium	Treasury shares	Retained profits (i)	Other reserves	Total	Non- controlling interests	Total equity
Balance on January 1, 2020	101,739	(581)	153	480	(51)	2,372	(544)	2,409	271	2,680
Total comprehensive income for the year	—	—	—	—	—	(344)	(15)	(360)	(48)	(407)
Dividends to non controlling interest	—	—	—	—	—	—	—	—	(8)	(8)
Purchase of treasury shares(ii)	—	(467)	—	—	(19)	3	—	(16)	—	(16)
Share based compensation	—	—	—	—	—	—	24	24	—	24
Issuance of shares under share-based payment schemes	—	521	—	(2)	40	(11)	(26)	1	—	1
Balance on December 31, 2020	101,739	(526)	153	478	(30)	2,020	(562)	2,059	215	2,274
Total comprehensive income for the year	—	—	—	—	—	590	(25)	565	(57)	509
Dividends to non controlling interests	—	—	—	—	—	—	—	—	(3)	(3)
Purchase of treasury shares(ii)	—	(1,471)	—	—	(56)	2	—	(54)	—	(54)
Share based compensation	—		—	—	—	—	18	18	1	19
Issuance of shares under share-based payment schemes	—	459	—	(2)	26	2	(25)	1	—	1
Change in scope of consolidation(iii)	—	—	—	—	—	(5)	—	(5)	—	(5)
Balance on December 31, 2021	101,739	(1,538)	153	476	(60)	2,609	(594)	2,583	157	2,740

(i)	Retained profits – includes profit for the year attributable to equity holders, of which at December 31, 2021, $486 million (2020: $310 million) are not distributable to equity holders.

(ii)	During the year ended December 31, 2021, Millicom repurchased 1,369,284 shares (2020: 350,000 shares) for a total amount of $50 million (2020: $10 million) and withheld approximately 102,000 shares (2020: 117,000 shares) for settlement of tax obligations on behalf of employees under share-based compensation plans.

(iii)	Cloud 2 Nube S.A. was a subsidiary owned by the Group at 55% and already fully consolidated as Millicom had control over it. As a result, in accordance with IFRS 10, the acquisition of the remaining 45% in Cloud 2 Nube S.A has been treated as an equity transaction and non-controlling interests amounting to less than $1 million were transferred to the Group's equity against a purchase consideration of $5 million.

(iv)	On December 13, 2021, Millicom's Board of Directors proposed to increase the authorized share capital of the Company to $300 million divided into 200,000,000 shares with a par value of $1.50 each, through an extraordinary general meeting ("EGM"). The EGM is finally scheduled to take place on 28 February 2022.

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements

8

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

Notes to the unaudited interim condensed consolidated statements

1. GENERAL

Millicom International Cellular S.A. (the “Company” or “MIC SA”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a provider of cable and mobile services dedicated to emerging markets in Latin America and Africa. Millicom provides high speed broadband and innovation around The Digital Lifestyle® services through its principal brand, TIGO.

On November 12, 2021, Millicom announced that it has closed the acquisition of the remaining 45% equity interest in its business in Guatemala (collectively, "Tigo Guatemala"). As a result, Millicom owns 100% equity interest in Tigo Guatemala and fully consolidates it since that date (see note 3). As a result, the statements of income, cash flows and financial position in these unaudited interim condensed consolidated financial statements might not be directly comparable with 2020 figures.

On February 10, 2022, the Board of Directors authorized these unaudited interim condensed consolidated financial statements for issuance.

2. SUMMARY OF ACCOUNTING POLICIES

I.	Basis of presentation

These interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars ($) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 ‘Interim Financial Reporting’ as issued by the International Accounting Standards Board ("IASB") and as adopted by the European Union ("EU"). In the opinion of management, these unaudited interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns.

These unaudited interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2020, which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the IASB and in conformity with IFRS as adopted by the EU. These financial statements are prepared in accordance with consolidation and accounting policies consistent with the December 31, 2020 consolidated financial statements, except for the changes described below.

We have made rounding adjustments to reach some of the figures included in these unaudited interim condensed consolidated financial statements. Accordingly, numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them and percentage calculations using these adjusted figures may not result in the same percentage values as are shown in these unaudited interim condensed consolidated financial statements.

II.	COVID-19 - Qualitative and quantitative assessment on business activities, financial situation and economic performance

Impact on Millicom's markets and business

During the year ended December 31, 2021, economic activity continued to recover in our markets, as most countries continued to ease lockdowns implemented at the beginning of the pandemic, and remittances from the U.S. to Central America sustained double-digit growth year-on-year. Meanwhile, vaccination rates improved to above 50% in Colombia, Costa Rica, El Salvador and Panama, but remained below 30% in Guatemala. During the quarter, the number of new COVID cases was stable, and there were few restrictions on mobility.

As of December 31, 2021, and for the year ended December 31, 2021, management did not identify any significant adverse accounting effects as a result of the pandemic.

9

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

2. SUMMARY OF ACCOUNTING POLICIES (Continued)

III.	New and amended IFRS standards

The following changes to standards have been adopted by the Group and did not have any significant impact on the Group’s accounting policies or disclosures and did not require retrospective adjustments:

•	Amendment to IFRS 16, 'Leases' - COVID 19 Rent Concessions - effective for annual periods starting on June 1, 2020. While the Group has implemented this amendment already in 2020, the IASB (in March 2021) extended its initial application beyond June 30, 2021, by one additional year.

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 - Interest Rate Benchmark Reform - Phase 2 - effective for annual periods starting on January 1, 2021. The amendments provide temporary reliefs which address the financial reporting effects when an interbank offered rate (IBOR) is replaced with an alternative nearly risk-free interest rate.

Main reliefs provided by the Phase 2 amendments relate to:

•	Changes to contractual cash flows: That is, when changing the basis for determining contractual cash flows for financial assets and liabilities required by the reform this will not result in an immediate gain or loss in the income statement but in an update of the effective interest rate (or an update in the discount rate to remeasure the lease liability as a result of the IBOR reform), and;

•	Hedge accounting: That is, allowing hedge relationships that are directly affected by the reform to continue, though additional ineffectiveness might need to be recorded.

The following changes to standards not yet effective are not expected to materially affect the Group:

•	Amendments effective for annual periods starting on January 1, 2022:

◦	IFRS 3 'Business Combinations' - Reference to Conceptual Framework.

◦	IAS 16 'Property, Plant and Equipment' - Proceeds before intended use.

◦	IAS 37 'Provisions, Contingent Liabilities and Contingent Assets' - Cost of fulfilling a contract.

◦	Annual improvements to IFRS Standards 2018-2020, affecting IFRS 1, IFRS 9, IFRS 16 and IAS 41.

•	Amendments effective for annual periods starting on January 1, 2023:

◦	Amendments to IAS 1, 'Presentation of Financial Statements' : These amendments clarify that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. The amendments also clarify what IAS 1 means when it refers to the ‘settlement’ of a liability. The IASB also issued 'Disclosure of Accounting Policies' with amendments that are intended to help preparers in deciding which accounting policies to disclose in their financial statements (not yet endorsed by the EU).

◦	IFRS 17, ‘Insurance contracts’.

◦	Amendments to IFRS 17, ‘Insurance contracts’ (not yet endorsed by the EU).

◦	IAS 8, 'Accounting Policies, Changes in Accounting Estimates and Errors' - Definition of accounting estimates (not yet endorsed by the EU).

The following changes to standards are effective for annual periods starting on January 1, 2023 (not yet endorsed by the EU) and their potential impact on the Group consolidated financial statements is currently being assessed by Management:

◦	Amendments to IAS 12, 'Income Taxes: Deferred tax related to Assets and liabilities arising from a Single Transaction' - These amendments clarify that the initial recognition exception does not apply to the initial recognition of leases and decommissioning obligations. These amendments apply prospectively to transactions that occur on or after the beginning of the earliest comparative period presented. In addition, an entity should apply the amendments for the first time by recognising deferred tax for all temporary differences related to leases and decommissioning obligations at the beginning of the earliest comparative period presented.

10

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS

Acquisitions 2021

On November 12, 2021, Millicom announced that it has closed the previously-announced agreement to acquire the remaining 45% equity interest in its joint venture business in Guatemala (collectively, "Tigo Guatemala") from its local partner for $2.2 billion in cash. The acquisition has been financed through a bridge facility (see note 10).

Millicom has provisionally determined the fair values of Tigo Guatemala's identifiable assets and liabilities, and in particular its tangible assets, intangible and right of use assets as well as its lease liabilities. Finalization of the fair value is expected to occur before Q3 2022.

At acquisition date - November 12, 2021	Provisional fair values (100%) ($ millions)
Intangible assets (excluding goodwill)	1,294
Property, plant and equipment	547
Right of use assets	189
Other non-current assets	5
Current assets (excluding cash)	245
Trade receivables	42
Cash and cash equivalents	199
Total assets acquired	2,521
Lease liabilities	205
Other debt and financing	417
Other liabilities	280
Total liabilities assumed	901
Fair value of assets acquired and liabilities assumed, net - A	1,620
Purchase consideration (45%) - B	2,195
Implied fair value (100% of business) - C	4,877
Carrying value of our investment in joint venture at acquisition date - D	2,013
Goodwill arising on change of control - B+D-A=E	2,588
Revaluation of previously held interests - C-B-D=F (i)	670
Total provisional goodwill - E+F=G	3,258

(i)	The acquisition has been determined as a business combination achieved in stages, requiring Millicom to remeasure its 55% previously held equity investment in Tigo Guatemala at its acquisition date fair value; the resulting gain has been recognized in the statement of income under the line "Revaluation of previously held interests" and is included in the goodwill calculation (see above).

The goodwill is attributable to the workforce and the high profitability of Tigo Guatemala. It is currently not expected to be tax deductible. From November 12, 2021 to December 31, 2021, Tigo Guatemala contributed $223 million of revenue and a net profit of $28 million to the Group. If Tigo Guatemala had been acquired on January 1, 2021 incremental revenue for the year 2021 would have been $1.38 billion and incremental net profit for the same period of $147 million. Acquisition related costs included in the statement of income under operating expenses were immaterial.

11

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

3. ACQUISITION AND DISPOSAL OF SUBSIDIARIES, JOINT VENTURES, ASSOCIATES AND OTHER NON-CONTROLLING INTERESTS (Continued)

Disposals 2021 - Ghana

On October 13, 2021, Millicom, along with its joint venture partner Bharti Airtel Limited, closed the disposal of AirtelTigo Ghana to the Government of Ghana. As part of the closing conditions, each partner committed and paid $37.5 million for the reimbursement of certain local bank facilities which has been provided for during Q3 in the statement of income under the line "Profit (loss) from other joint ventures and associates, net".

Acquisitions - Disposals 2020

There were no material acquisitions or disposals during the year ended December 31, 2020.

12

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

4. SEGMENT INFORMATION

Management determines operating and reportable segments based on information used by the chief operating decision maker (CODM) to make strategic and operational decisions from both a business and geographic perspective. The Group’s risks and rates of return are predominantly affected by operating in different geographical regions. The Group has businesses in two main regions: Latin America (“Latam”) and Africa. Millicom is allocating corporate costs to each segment based on their contribution to underlying revenue, and only non-recurring costs - such as M&A related costs-, remain as unallocated. The Latam figures below include Guatemala and Honduras as if they were fully consolidated by the Group, over both years presented, as this reflects the way management reviews and uses internally reported information to make decisions about operating matters and to provide increased transparency to investors on those operations. See also note 3 for information regarding the acquisition of the remaining 45% equity interest in our Guatemala business on November 12, 2021. This acquisition has no impact on the way we present our Latin America segment because it included our Guatemala business as if it was already fully consolidated. Finally, even prior to its formal disposal in October 2021, our Africa segment did not include our joint venture in Ghana because our management did not consider it a strategic part of our Group (See also note 3).

Revenue, operating profit (loss), EBITDA and other segment information for the years and the three-month periods ended December 31, 2021 and 2020, are as follows:

Twelve months ended December 31, 2021 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras(vii)(viii)	Eliminations and Transfers	Total
Mobile revenue	3,372	347	—	(1,372)	—	2,347
Cable and other fixed services revenue	2,275	9	—	(334)	(2)	1,947
Other revenue	70	—	—	(8)	(2)	60
Service revenue (i)	5,716	357	—	(1,715)	(4)	4,354
Telephone and equipment and other revenue (i)	503	—	—	(240)	—	263
Revenue	6,220	357	—	(1,955)	(4)	4,617
Operating profit (loss)	1,001	29	(7)	(574)	210	659
Add back:
Depreciation and amortization	1,504	83	12	(403)	—	1,196
Share of profit in joint ventures(viii)	—	—	—	—	(210)	(210)
Other operating income (expenses), net	(8)	(1)	2	—	—	(6)
EBITDA (ii)	2,498	111	6	(977)	—	1,639
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	2,498	111	6	(977)	—	1,639
Capital expenditure (iii)	(1,015)	(42)	(7)	238	—	(827)
Changes in working capital and others (iv)	(200)	33	116	(13)	—	(65)
Taxes paid	(241)	(20)	(9)	143	—	(128)
Operating free cash flow (v)	1,041	81	106	(609)	—	619
Total Assets (vi)	14,400	870	6,401	(6,430)	(103)	15,139
Total Liabilities	8,333	937	5,081	(1,761)	(191)	12,399

13

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

4. SEGMENT INFORMATION (Continued)

Twelve months ended December 31, 2020 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	3,220	357	—	(1,461)	—	2,116
Cable and other fixed services revenue	2,097	8	—	(302)	(1)	1,803
Other revenue	60	1	—	(6)	(2)	52
Service revenue (i)	5,377	366	—	(1,769)	(4)	3,971
Telephone and equipment revenue (i)	466	—	—	(266)	—	201
Revenue	5,843	366	—	(2,035)	(4)	4,171
Operating profit (loss)	803	36	(32)	(536)	175	446
Add back:
Depreciation and amortization	1,561	89	11	(453)	—	1,208
Share of profit in joint ventures	—	—	—	—	(171)	(171)
Other operating income (expenses), net	(5)	—	23	(3)	(4)	12
EBITDA (ii)	2,360	125	2	(992)	—	1,495
EBITDA from discontinued operations	—	(4)	—	—	—	(4)
EBITDA incl discontinued operations	2,360	121	2	(992)	—	1,491
Capital expenditure (iii)	(926)	(42)	(4)	258	—	(714)
Changes in working capital and others (iv)	61	11	(7)	(43)	—	22
Taxes paid	(260)	(10)	(2)	131	—	(142)
Operating free cash flow (v)	1,234	80	(11)	(645)	—	657
Total Assets (vi)	13,418	926	4,052	(5,116)	(859)	12,422
Total Liabilities	8,878	959	3,342	(2,044)	(987)	10,148

14

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

4. SEGMENT INFORMATION (Continued)

Three months ended December 31, 2021 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)(viii)	Eliminations and transfers	Total
Mobile revenue	863	90	—	(236)	—	716
Cable and other fixed services revenue	578	2	—	(64)	(1)	515
Other revenue	17	—	—	(2)	—	16
Service revenue (i)	1,458	92	—	(302)	(2)	1,247
Telephone and equipment revenue (i)	139	—	—	(39)	—	100
Revenue	1,597	92	—	(341)	(2)	1,347
Operating profit (loss)	262	5	12	(92)	25	212
Add back:
Depreciation and amortization	359	20	3	(64)	—	317
Share of profit in joint ventures(viii)	—	—	—	—	(25)	(25)
Other operating income (expenses), net	(3)	—	(10)	—	—	(14)
EBITDA (ii)	617	25	5	(157)	—	490
EBITDA from discontinued operations	—	—	—	—	—	—
EBITDA incl discontinued operations	617	25	5	(157)	—	490
Capital expenditure (iii)	(279)	(13)	2	42	—	(248)
Changes in working capital and others (iv)	(36)	20	120	8	—	112
Taxes paid	(64)	(5)	(4)	24	—	(48)
Operating free cash flow (v)	239	27	122	(82)	—	306

15

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

4. SEGMENT INFORMATION (Continued)

Three months ended December 31, 2020 (in millions of U.S. dollars)	Latin America	Africa	Unallocated	Guatemala and Honduras (vii)	Eliminations and transfers	Total
Mobile revenue	837	95	—	(384)	—	548
Cable and other fixed services revenue	539	2	—	(80)	—	461
Other revenue	17	—	—	(1)	(1)	15
Service revenue (i)	1,394	97	—	(465)	(1)	1,024
Telephone and equipment revenue (i)	140	—	—	(76)	—	64
Revenue	1,534	97	—	(541)	(1)	1,088
Operating profit (loss)	238	13	(44)	(159)	75	123
Add back:
Depreciation and amortization	392	22	3	(113)	—	304
Share of profit in joint ventures	—	—	—	—	(71)	(71)
Other operating income (expenses), net	5	(1)	44	(1)	(5)	43
EBITDA (ii)	634	34	4	(273)	—	399
EBITDA from discontinued operations	—	(3)	—	—	—	(3)
EBITDA incl discontinued operations	634	31	4	(273)	—	396
Capital expenditure (iii)	(234)	(10)	3	68	—	(174)
Changes in working capital and others (iv)	47	9	17	(4)	—	68
Taxes paid	(65)	(2)	(1)	34	—	(34)
Operating free cash flow (v)	382	28	23	(176)	—	257

(i)	Service revenue is Group revenue related to the provision of ongoing services such as monthly subscription fees, airtime and data usage fees, interconnection fees, roaming fees, mobile finance service commissions, installation fees and fees from other telecommunications services such as data services, SMS and other value-added services excluding telephone and equipment sales. Revenues from other sources comprises rental, sub-lease rental income and other non-recurring revenues. The Group derives revenue from the transfer of goods and services over time and at a point in time. Refer to the table below.

(ii)	EBITDA is operating profit excluding impairment losses, depreciation and amortization and gains/losses on the disposal of fixed assets. EBITDA is used by the management to monitor the segmental performance and for capital management.

(iii)       Excluding spectrum and licenses of $37 million (2020: $101 million).

(iv)	‘Changes in working capital and others’ include changes in working capital as stated in the cash flow statement as well as share based payments expense.

(v)	Operating Free Cash Flow is EBITDA less cash capex (excluding spectrum and license costs) less change in working capital, other non-cash items (share-based payment expense) and taxes paid.

(vi)       Segment assets include goodwill and other intangible assets.

(vii)	Including eliminations for Guatemala (prior to acquisition) and Honduras as reported in the Latin America segment.

(viii)	Tigo Guatemala is fully consolidated since the acquisition of the remaining 45% shareholding on November 12, 2021. See note 3 for further details. As a result, from the acquisition date on November 12, 2021, Guatemala's statement of income and cash flow figures are no longer removed to reconcile to the total consolidated balances.

16

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

4. SEGMENT INFORMATION (Continued)

Revenue from contracts with customers from continuing operations

		Twelve months ended December 31, 2021			Twelve months ended December 31, 2020			Three months ended December 31, 2021			Three months ended December 31, 2020
in millions of U.S. dollars	Timing of revenue recognition	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group	Latin America	Africa	Total Group
Mobile	Over time	1,963	233	2,196	1,728	239	1,967	617	64	681	445	62	507
Mobile Financial Services	Point in time	37	114	150	31	118	149	10	26	36	9	33	41
Cable and other fixed services	Over time	1,938	9	1,947	1,794	8	1,803	513	2	516	458	2	460
Other	Over time	60	—	60	51	1	52	16	—	16	15	—	16
Service Revenue		3,998	357	4,354	3,604	366	3,971	1,155	92	1,248	927	97	1,024
Telephone and equipment	Point in time	264	—	264	201	—	201	100	—	100	64	—	64
Revenue from contracts with customers		4,261	357	4,618	3,805	366	4,171	1,255	92	1,347	991	97	1,088

5. OTHER NON-OPERATING (EXPENSES) INCOME, NET

The Group’s other non-operating (expenses) income, net comprised the following:

in millions of U.S. dollars	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020	Three months ended December 31, 2021	Three months ended December 31, 2020
Change in fair value of derivatives (Note 13)	3	(11)	1	(6)
Change in fair value in investment in Jumia (Note 14)	—	(18)	—	—
Change in fair value in investment in Helios Towers (Note 14)	18	(16)	—	5
Change in value of call option and put option liability (Note 13)	(31)	5	(5)	(3)
Exchange gains (losses), net	(43)	(69)	(9)	44
Other non-operating income (expenses), net	3	3	1	1
Total	(50)	(106)	(12)	41

17

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

6. EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

in millions of U.S. dollars	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020	Three months ended December 31, 2021	Three months ended December 31, 2020
Basic and Diluted
Net profit (loss) attributable to equity holders from continuing operations	591	(332)	643	(52)
Net profit (loss) attributable to equity holders from discontinued operations	—	(12)	—	(3)
Net profit/(loss) attributable to all equity holders to determine the basic profit (loss) per share	590	(344)	643	(56)

in thousands
Weighted average number of ordinary shares for basic and diluted earnings per share	101,129	101,172	100,302	101,201

in U.S. dollars
Basic and diluted
EPS from continuing operations attributable to owners of the Company	5.84	(3.28)	6.41	(0.52)
EPS from discontinued operations attributable to owners of the Company	—	(0.12)	—	(0.03)
EPS for the period attributable to owners of the Company	5.84	(3.40)	6.41	(0.55)

18

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

7. INVESTMENTS IN JOINT VENTURES

Joint ventures are businesses over which Millicom exercises joint control as decisions over the relevant activities of each, such as the ability to upstream cash from the joint ventures, require unanimous consent of shareholders. Millicom determines the existence of joint control by reference to joint venture agreements, articles of association, structures and voting protocols of the board of directors of those ventures.

At December 31, 2021, the carrying value of the Group's investment in AirtelTigo Ghana joint venture is zero and is therefore not shown in the table below (see note 3 for further details on the disposal of our stake in the AirtelTigo joint venture in Ghana).

At December 31, 2021, the equity accounted net assets of our joint venture in Honduras totaled $406 million (December 31, 2020: Honduras: $422 million; Guatemala: $2,649 million). These net assets do not necessarily represent statutory reserves available for distribution as these include consolidation adjustments (such as goodwill and identified assets and assumed liabilities recognized as part of the purchase accounting). Out of these reserves, $3 million (December 31, 2020: $153 million) represent statutory reserves that are unavailable to be distributed to the Group. During the year ended December 31, 2021, Millicom's joint venture in Honduras did not pay any dividend or dividend advances to the Company while Guatemala paid $13 million during the period from January 1, 2021 until November 12, 2021 (December 31, 2020: Honduras: $25 million; Guatemala: $46 million).

in millions of U.S. dollars	2021
	Guatemala(i)	Honduras (i)
Opening Balance at January 1, 2021	2,031	610
Capital increase	—	—
Results for the period	183	27
Dividends declared during the period	(201)	(34)
Currency exchange differences	—	(7)
Change in consolidation scope	(2,013)
Closing Balance at December 31, 2021	—	596

(i) Share of profit is recognized under ‘Share of profit in the joint ventures’ in the statement of income for the year ended December 31, 2021 for Honduras and for the period from January 1, 2021 until November 12, 2021 for Guatemala (see note 3).

8. PROPERTY, PLANT AND EQUIPMENT

During the year ended December 31, 2021, Millicom added property, plant and equipment for $787 million (December 31, 2020: $649 million) and received $11 million from disposal of property, plant and equipment (December 31, 2020: $9 million).

9. INTANGIBLE ASSETS

During the year ended December 31, 2021, Millicom added intangible assets for $164 million of which $29 million related to spectrum and licenses, and $135 million to additions of other intangible assets (December 31, 2020: $520 million out of which $421 million related to spectrum and licenses and $99 million to additions of intangible assets) and did not receive any proceeds from disposal of intangible assets (December 31, 2020: nil).

19

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

10. FINANCIAL OBLIGATIONS

A. Debt and financing

The most significant movements in debt and financing for the year ended December 31, 2021 were as follows:

Luxembourg

On November 10, 2021, Millicom executed a Bridge Loan Agreement of $2.15 billion with a consortium of banks. The proceeds were used for the acquisition of Tigo Guatemala's remaining 45% shareholding (see note 3). The Bridge Loan bears a variable interest rate with a step up every three months, and has 6 month maturity, extendable for an additional 6 months. The costs of issuance are being amortized based on the six-month expected timing of refinancing of this Bridge Loan. On December 29, 2021, Millicom partially repaid $500 million of this Bridge loan, partially with Millicom's own cash and partially with proceeds from the $100 million bilateral loan with DNB bank, executed on December 20, 2021, with a variable interest rate and a 5-year maturity.

On September 22, 2021, Millicom announced the early participation exchange results from its offer dated September 8, 2021; $302.1 million of the 6.625% Notes due 2026 were exchanged for newly issued $307.5 million of the 4.5% Notes due 2031 (at 101.812% exchange ratio). The gain of $15 million, derived from applying the "modification accounting" under IFRS 9 to this exchange, has been recorded under "Interest and other financial income" in the statement of income during the year ended December 31, 2021. Transaction costs attributable to this exchange amount to approximately $4 million and are being amortized over the life of the Notes.

On February 22, 2021, Millicom redeemed 10% of the principal outstanding of its Notes due 2026, 2028 and 2029 at a price of 103%. This redemption followed Millicom’s announcement dated February 11, 2021. Total consideration of approximately $180 million was funded from cash, consistent with the Company's decision to prioritize debt reduction. The redemption premium of $5 million and the accelerated amortization of the upfront costs of $3 million, have been recorded in the line "Interest and other financial expenses" in the statement of income during the year ended December 31, 2021.

Colombia

On December 14, 2021, UNE EPM Telecomunicaciones S.A. entered into an ESG Linked credit agreement with Bancolombia for a COP 450,000 million (approximately $111 million at the December 31, 2021 exchange rate) loan with a variable rate at IBR+ margin and a maturity of 7 years.

On February 16, 2021, UNE EPM Telecomunicaciones S.A. issued under the approved local bond program, a COP 485,680 million bond (approximately $123 million at the December 31, 2021 exchange rate) with 3 maturities; Series 7 years at 5.56% fixed rate, Series 10 years at CPI plus 2.61% and Series 15 years at CPI plus 3.18% margin. With the aim to improve UNE’s natural hedge against local currency, the bond proceeds were used on March 26, 2021 to partially repay 50% of the $300 million syndicated loan of Colombia Movil S.A. (originally due in December 2024).

Panama

On August 31, 2021, Cable Onda executed an agreement with Bank of Nova Scotia for $75 million with a 5 year maturity . The facility was used to repay Cable Onda's remaining $75 million under the 5.75% local bond, which was initially due on September 3, 2025.

20

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

10. FINANCIAL OBLIGATIONS (Continued)

In November 2020, Cable Onda executed an agreement with Bank of Nova Scotia for $110 million, which were disbursed in two tranches. The first tranche of $85 million was disbursed in December 2020, and on March 1, 2021, the second and final tranche ($25 million) was disbursed to Cable Onda. The agreement was amended and restated in February 2021 and has a maturity of 5 years. The proceeds were used to partially repay the local 5.75% bond originally due on 2025.

El Salvador

On December 26, 2021, Telemovil El Salvador S.A. executed a new credit agreement for $100 million with a 5 year maturity, which bears a variable interest to refinance the $100 million loan agreement dated March 23, 2018 with DNB and Nordea, which was entirely repaid on December 29, 2021. The credit agreement is guaranteed by Millicom.

On July 1, 2021, Telemovil El Salvador S.A. repaid the remaining outstanding balance of $18 million of principal under a credit facility dated June 3, 2016 entered into with Citibank, as lender, and the Company as guarantor.

Paraguay

On October 1, 2021, Telecel issued a PYG 400,000 million bond (approximately $58 million at the December 31, 2021 exchange rate) in three series with fixed interest rates between 6% to 7.5% and a repayment period from 5 to 10 years.

Costa Rica

On October 25, 2021, Millicom Cable Costa Rica S.A. repaid a $120 million syndicated loan which was initially due on 2023 with the proceeds of a new syndicated loan entered into by the Company and Millicom Cable Costa Rica as co-borrower for an amount of $125 million due on 2026. The latter has 2 tranches, a USD $33 million tranche with a variable interest rate and a local currency tranche also with variable interest rate for an amount of CRC 58,224 million equivalent to $91 million with the exchange rate as at 22 October 2021 . Cross currency swaps used to hedge the interest and principal on the previous loan were terminated on the same date (see note 13).

Bolivia

In October 2021, Tigo Bolivia signed additional credit facilities for a total amount of approximately $26 million with a repayment period between 2.5 and 5 years and fixed interest rate of 5.5% per annum.

Guatemala

On December 8, 2021, Tigo Guatemala entered into the following loan agreements:

•	a GTQ 950 million loan with Banco Industrial (approximately $120 million as at December 31, 2021) which bears a fixed interest of 6.2% per annum and matures in October 2025.

•	two loans for a total of GTQ 500 million with Banco G&T Continental S.A. (approximately $65 million as at December 31, 2021) which bear a fixed interest rate of 6% per annum and mature in December 2026.

21

Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

10. FINANCIAL OBLIGATIONS (Continued)

Analysis of debt and financing by maturity

The total amount of debt and financing is repayable as follows:

in millions of U.S. dollars	As at December 31, 2021	As at December 31, 2020
Due within:
One year	1,840	113
One-two years	206	107
Two-three years	486	439
Three-four years	843	811
Four-five years	758	467
After five years	3,610	3,755
Total debt and financing	7,744	5,691

The table below describes the outstanding and maximum exposure under guarantees and the remaining terms of the guarantees as at December 31, 2021 and December 31, 2020.

	Bank and financing guarantees (i)		Supplier guarantees
in millions of U.S. dollars	As at December 31, 2021	As at December 31, 2020	As at December 31, 2021	As at December 31, 2020
Terms	Outstanding and Maximum exposure		Outstanding and Maximum exposure
0-1 year	71	59	82	—
1-3 years	6	227	—	—
3-5 years	223	—	—	—
More than 5 years	—	—	—	—
Total	300	287	82	—

(i) If non-payment by the obligor, the guarantee ensures payment of outstanding amounts by the Group's guarantor.

The Group’s interest and other financial expenses comprised the following:

in millions of U.S. dollars	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020	Three months ended December 31, 2021	Three months ended December 31, 2020
Interest expense on bonds and bank financing	(345)	(386)	(97)	(98)
Interest expense on leases	(131)	(156)	(37)	(40)
Early redemption charges	(5)	(15)	—	(15)
Others	(50)	(67)	(7)	(15)
Total interest and other financial expenses	(531)	(624)	(142)	(168)

11. COMMITMENTS AND CONTINGENCIES

Litigation & claims

The Company and its operations are contingently liable with respect to lawsuits, legal, regulatory, commercial and other legal risks that arise in the normal course of business. As of December 31, 2021, the total amount of claims brought against Millicom and its subsidiaries is $246 million (December 31, 2020: $288 million). The Group's share of the comparable exposure for joint ventures is $13 million (December 31, 2020: $14 million).

As at December 31, 2021, $36 million has been provisioned by its subsidiaries for these risks in the consolidated statement of financial position (December 31, 2020: $45 million). The Group's share of provisions made by the joint ventures was $1 million (December 31, 2020: $3 million). While it is not possible to ascertain the ultimate legal and financial liability with respect to these claims and risks, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

Taxation

At December 31, 2021, the tax risks exposure of the Group's subsidiaries is estimated at $343 million, for which provisions of $69 million have been recorded in tax liabilities; representing the probable amount of eventual claims and required payments related to those risks (December 31, 2020: $339 million of which provisions of $77 million were recorded). The Group's share of comparable tax exposure and provisions in its joint ventures amounts to $68 million (December 31, 2020: $69 million) and $3 million (December 31, 2020: $7 million), respectively. During 2021, due to tax audit closure in Tanzania, the Group has released tax risk contingencies amounting to $26 million which were considered as 'possible' and has also recorded under the line tax charge in the statement of income, the reversal of a $30 million provision for claims no longer deemed as 'probable'.

Capital commitments

At December 31, 2021, the Company and its subsidiaries had fixed commitments to purchase network equipment, other fixed assets and intangible assets of $753 million of which $420 million are due within one year (December 31, 2020: $564 million of which $400 million are due within one year). The Group’s share of commitments in the joint ventures is $41 million and $41 million. (December 31, 2020: $69 million and $52 million).

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Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

12. RELATED PARTY

The following transactions were conducted with related parties:

in millions of U.S. dollars	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020	Three months ended December 31, 2021	Three months ended December 31, 2020
Expenses
Purchases of goods and services from Miffin (i)	(165)	(216)	(14)	(60)
Purchases of goods and services from EPM	(39)	(37)	(10)	(9)
Other expenses	(18)	(57)	(2)	(48)
Total	(221)	(310)	(27)	(117)
(i)	Miffin entities are not considered as related parties since November 12, 2021 (see note 3).

in millions of U.S. dollars	Twelve months ended December 31, 2021	Twelve months ended December 31, 2020	Three months ended December 31, 2021	Three months ended December 31, 2020
Income / gains
Sale of goods and services to Miffin (i)	299	327	31	90
Sale of goods and services to EPM	14	15	3	4
Other income / gains	2	2	1	—
Total	314	343	34	94
(i)	Miffin entities are not considered as related parties since November 12, 2021 (see note 3).

The Group had the following balances with related parties:

in millions of U.S. dollars	As at December 31, 2021	As at December 31, 2020
Liabilities
Payables to Guatemala joint venture(i)	—	231
Payables to Honduras joint venture (ii)	69	103
Payables to EPM	15	20
Payables to Panama non-controlling interests	1	1
Other accounts payable	2	1
Total	87	356
(i)	Since November 12, 2021, Tigo Guatemala is accounted for as a subsidiary and intercompany transactions are eliminated on consolidation (see note 3).

(ii)	Mainly advances for dividends expected to be declared in 2022.

in millions of U.S. dollars	As at December 31, 2021	As at December 31, 2020
Assets
Receivables from Guatemala joint venture (i)	—	206
Receivables from Honduras joint venture (ii)	62	84
Receivables from EPM	2	3
Receivables from Panama non-controlling interests	1	1
Other accounts receivable	5	5
Total	70	299
(i)	In 2021 and prior to the acquisition of the remaining 45% shareholding, Guatemala repaid the entire $193 million loan advanced to joint venture granted in October 2020 and originally repayable by January 13, 2022, at the latest.

(ii)	In November 2020, our operations in Honduras completed a shareholding restructuring whereby Telefónica Celular S.A. acquired the shares of Navega S.A. de C.V. from its existing shareholders. The sale consideration will be payable in several installments with a final settlement in November 2023. As of December 31, 2021, $24 million out of a total receivable of $53 million is due after more than one year and therefore disclosed in non-current assets. During 2021, our operations in Honduras repaid $30 million to Millicom.

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Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

13. FINANCIAL INSTRUMENTS

Other than the items disclosed below, the fair values of financial assets and financial liabilities approximate their carrying values as at December 31, 2021 and December 31, 2020:

in millions of U.S. dollars	Carrying value		Fair value
	As at December 31, 2021	As at December 31, 2020	As at December 31, 2021	As at December 31, 2020
Financial liabilities
Debt and financing	7,744	5,691	7,815	5,572
(i)	Fair values are measured with reference to Level 1 (for listed bonds) or 2.

Derivative financial instruments

Currency and interest rate swap contracts

MIC S.A. entered into swap contracts in order to hedge the foreign currency and interest rate risks in relation to the SEK 2 billion (approximately $221 million with the exchange rate as at December 31, 2021) senior unsecured sustainability bond issued in May 2019. These swaps are accounted for as cash flow hedges as the timing and amounts of the cash flows under the swap agreements match the cash flows under the SEK bond. Their maturity date is May 2024. The hedging relationship is highly effective and related fluctuations are recorded through other comprehensive income. At December 31, 2021, the fair values of the swaps amount to an asset of $6 million (December 31, 2020: an asset of $23 million).

Colombia, El Salvador and Costa Rica operations have also entered into several swap agreements in order to hedge foreign currency and interest rate risks on certain long term debts. These swaps are accounted for as cash flow hedges and related fair value changes are recorded through other comprehensive income. At December 31, 2021, the fair value of El Salvador amount to a liability of $1 million (December 31, 2020: a liability of $3 million) and the fair value of Colombia swaps amount to an asset of $15 million (December 31, 2020: a liability of $7 million). Costa Rica swaps have been settled as a result of the redemption of the USD facility (see note 10) resulting in a loss of $1.6 million recorded under "Other non-operating (expenses) income, net" (December 31, 2020: liability of $5 million and an asset of $1 million).

Interest rate and currency swaps are measured with reference to Level 2 of the fair value hierarchy.

Call and put options - Panama

As of December 31, 2021, the put option liability is valued at $290 million (December 31, 2020: $262 million) (being the higher of the value of the 'Transaction Price' put option and fair market value - for further details refer to the Group's 2020 consolidated financial statements). Changes in the value of the put option liability are recorded in the Group's statement of income under 'other non-operating (expenses) income, net' (see note 5).

The call option, having a strike price at initial Transaction price +10% interest p.a (exercisable from June 14, 2022 to July 14, 2022), has been valued at $0.3 million (December 31, 2020: $3 million).

There are no other derivative financial instruments with a significant fair value at December 31, 2021.

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Unaudited Interim Condensed Consolidated Financial Statements for the three- month period and year ended December 31, 2021

14. EQUITY INVESTMENTS

As at December 31, 2020, Millicom held an investment in equity instruments of Helios Towers ("HT") amounting to $160 million. The investment was measured at fair value through profit and loss under IFRS 9 and changes were shown under 'Other non-operating (expenses) income, net' (see note 5).

In June 2021, Millicom disposed of its remaining 76 million shares it owned in HT for a total net consideration of GBP 115 million ($163 million using the exchange rate of the transaction date, June 2, 2021), triggering a net loss on disposal of $15 million, recorded under ‘other operating income (expenses), net’. In total, starting June 2020, Millicom sold 162 million shares it held in HT, yielding total proceeds of GBP 244 million ($383 million using the exchange rate of each transaction date). Following these disposals, Millicom has no remaining ownership in HT.

In the course of June 2020, Millicom disposed of its entire stake in Jumia (approximately 6%) for a total net consideration of $29 million, triggering a net gain on disposal of $15 million recorded in the statement of income for the year ended December 31, 2020 under ‘other operating income (expenses), net’.

15. MILLICOM’S OPERATIONS IN TANZANIA

Tanzania divestiture

On April 19, 2021, Millicom agreed to sell its entire operations in Tanzania to a consortium led by Axian, a pan-African group that was part of the consortium that acquired Millicom’s operations in Senegal in 2018. The Group is still awaiting the necessary regulatory approvals in order to complete the disposal.

IPO – Tanzania

The Tanzanian government implemented in 2016 legislation requiring telecommunications companies to list their shares on the Dar es Salaam Stock Exchange and offer 25% of their shares in a Tanzanian public offering. The Group reached an agreement with the Tanzanian government that such public offering must take place before 31 December 2025 at the latest.

16. SUBSEQUENT EVENTS

Financing

On January 27, 2022, our principal subsidiary in Guatemala, Comcel, completed the issuance of a new 10-year $900 million Bond with a coupon of 5.125%. Proceeds from this bond as well as cash were used to repay a significant portion of the bridge financing that was used to fund the acquisition of the remaining 45% equity interest in our Tigo Guatemala operations. As of February 8, 2022, a balance of $450 million remained unpaid under the initial $2.15 billion bridge loan agreement.

On January 13, 2022, we completed the issuance of a new 5-year sustainability bond raising SEK 2.25 billion (approximately $252 million) at a fully swapped rate of SOFR plus 3.496%. Proceeds will be used to fund investments in accordance with the Company's sustainability framework. This bond has been fully hedged against foreign exchange fluctuations.

In January 2022, Colombia Movil S.A. repaid a $100 million syndicated loan, which was initially due in 2024. Cross currency swaps used to hedge the previous interest and principal on the previous loan for USD50 million were terminated. An outstanding amount of $50 million is fully swapped.

Zantel's earn out

In January 2022, Millicom received $11 million from Etisalat as earn-out income related to the purchase of Zantel in 2015. This settlement was considered as an adjusting event and recorded in 'other operating income' in the statement of income.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant)
By:	/s/ Salvador Escalon
	Name:	Salvador Escalon
	Title:	Executive Vice President, General Counsel

Date: February 11, 2022